P.E. 1/21/02

FORM 6K

02012866

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FEB 04 2002

For the Period: January 1 – 21, 2002

NET NANNY SOFTWARE INTERNATIONAL INC.
(Registrant's Name)

1111 Melville Street, Suite 910
Vancouver, British Columbia
Canada V6E 3V6

(Address of principal executive offices)

Commission File No.: 0-29856

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

The following documents, which were made public and filed with the British Columbia and Alberta Securities Commissions, the Yukon Registrar and the Canadian Venture Exchange, and mailed to the registered shareholders, are furnished herewith and attached hereto:

- Form 51-901F and Annual Report and Audited Consolidated Financial Statements for the fiscal year ended June 30, 2001;
- Supplemental Mailing Return Card; and
- Form 51-901F and the Interim Unaudited Financial Statements for the three months ended September 30, 2001

The following documents, which were made public and filed with the British Columbia and Alberta Securities Commissions, the Yukon Registrar and the Canadian Venture Exchange, are furnished herewith and attached hereto:

- Press Release dated January 11, 2002, announcing audited financial results for the fiscal year ended June 30, 2001 and that: (i) the Registrant's trading symbol, NNSWF was temporarily changed to NNSWE due to the delay in filing the audited financial statements, and (ii) that the Annual General Meeting has been rescheduled for March 28, 2002.

- Press Release dated January 18, 2002, announcing a partnership with Novell, Inc. to integrate BioPassword®, the Registrant's patented biometric technology, with Novell® Modular Authentication Service (NMAS™) NMAS enables the use of strong authentication methods, such as biometrics, in Novell's access and security solutions. BioPassword® will be demonstrated at the RSA Security Conference, February 19 – 21, 2002 in Booth #1702.

- Press Release dated January 21, 2002, announcing the first quarter financial results for the first quarter ended September 30, 2001.

CRG/H

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NET NANNY SOFTWARE INTERNATIONAL INC.
(Registrant)

Date: January 21, 2002

By L Holmes
Linda Holmes
Corporate Secretary

Press Release

For more information, contact:

Nika Herford
Vice President, Public Affairs and Media
Net Nanny Software Inc.
Telephone: (425) 378-3203
Fax: (425) 688-3010
Email: PR@netnanny.com

NET NANNY REPORTS YEAR END FINANCIAL RESULTS

Revenues up 298% over previous year

Bellevue, Washington, January 11, 2002 — Net Nanny Software International Inc. (CDNX: NNS) (OTCBB: NNSWF), today announced its audited financial results for the fiscal year ended June 30, 2001.

Record sales revenues for the year were US$1,598,000, an increase of $1,062,000 or 298% over fiscal year 2000's revenues of $536,000 and $772,000 or 193% over 1999's revenues of $826,000. This increase was due to sales revenues from the new release of Net Nanny®, the recognition of $252,000 in Net Nanny license fees which had been deferred in 2000, increased activity in retail distribution by the Company's distributor, Macmillan USA and revenues from the first release of BioPassword®, the Company's patented strong user authentication technology.

Loss per share increased to $0.27 due to startup sales and marketing expenses associated with the introduction of BioPassword, changes in the Company's strategic direction, and delays in securing timely financing, which impacted the Company's ability to pursue additional revenue opportunities. In the latter half of the year, the Company refocused its efforts on software development and sales, eliminating further expenditures and management efforts towards electronic commerce initiatives.

The following figures are taken from the Company's audited consolidated financial statements:

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. dollars)
FOR THE YEARS ENDED JUNE 30, 2001, 2000 and 1999.

	2001	**2000**	**1999**
Revenue			
Sales	1,598,600	536,248	826,075
Cost of Sales	428,987	94,206	71,433
Gross Margin	**1,169,613**	**442,042**	**754,642**
Expenses			
General and Administrative	2,376,925	1,512,927	762,769
Marketing and sales	3,041,894	1,202,106	744,575
Research and development	1,358,019	747,900	336,415
Amortization	700,413	104,055	40,399
	7,477,251	**3,566,988**	**1,884,158**

Loss from operations	**(6,307,638)**	**(3,124,946)**	**(1,129,516)**
Foreign Exchange and Investment Income	**240,362**	**147,217**	**39,550**
Loss for the year	**(6,067,276)**	**(2,977,729)**	**(1,089,966)**
Loss per common share	**(0.27)**	**(0.18)**	**(0.09)**

General and Administrative ("G&A") costs of $2,376,925 increased 57% over fiscal 2000 which were 98% over 1999. Most of the increase resulted from expenses incurred in the first six months of the fiscal year when the Company was pursuing electronic commerce initiatives. In November 2000 and February 2001, the Company reduced its work force by 52 employees to reflect its shift away from these initiatives and its return to its core competency of security software development.

Sales and Marketing costs of $3,041,894 increased 150% over 2000 and 400% over 1999, due to increases in staffing and related expenses for the Company's electronic commerce initiatives and two new product launches. Research and Development costs increased 81% to $1,358,019 from $747,900 in 2000 and $336,413 in 1999. This increase was due to completion of a major upgrade to the Company's flagship product, Net Nanny, and the commercial release of BioPassword.

As at June 30, 2001, the Company's cash position was $nil versus balances of $608,000 in 2000. The Company had $337,000 in restricted cash, which was collateral for a capital lease. The Company consumed $3,255,000 in operations during the year compared to the previous year's $2,514,000 due to expenditures on electronic commerce initiatives. Financing activities were mostly due to share issuances. In 2001, shares issued at various prices from the exercise of options and warrants and the issuance of private equity placements provided an inflow of $468,000 vs. $6,375,000 from shares, options and warrants in 2000, and $279,000 from options, warrants and share subscriptions in 1999.

Working capital at June 2001 was $(2,687,000) representing a ratio of approximately 0.18:1 in fiscal 2001 compared to 3.66:1 for the prior fiscal year due to the carryover of trade payables from the previous year.

The Company has rescheduled its annual shareholder meeting for March 28, 2002.

The Company's trading symbol, NNSWF, has been temporarily changed to NNSWE due to the delay in filing the financials.

#####

On behalf of the Board of Directors
Net Nanny Software International Inc.

"Gordon A. Ross"
Chairman and CEO

Note to Readers: Statements in this news release looking forward in time involve risks and uncertainties, including the risks associated with the effect of changing economic conditions, trends in the development of the Internet as a commercial medium, market acceptance risks, technological development risks, seasonality and other risk factors. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this Press Release.

Press Release

For more information, contact:
Nika Herford
Vice President, Public Affairs and Media
Net Nanny Software Inc.
Telephone: (206) 601-3616
Fax: (425) 688-3010
Email: PR@netnanny.com

NET NANNY SOFTWARE INTEGRATES PATENTED BIOPASSWORD® BIOMETRIC TECHNOLOGY WITH NOVELL ACCESS AND SECURITY SOLUTIONS

Provides network managers with first software-only strong user authentication based on keystroke dynamics

Bellevue, Wash., January 18, 2002 — Net Nanny Software International Inc. (CDNX: NNS) (OTCBB: NNSWF), the leader in keystroke authentication technology, today announced a partnership with Novell, Inc. to integrate BioPassword®, its patented biometric technology, with Novell® Modular Authentication Service (NMAS™). NMAS enables the use of strong authentication methods, such as biometrics, in Novell's access and security solutions.

Net Nanny's solution will allow Novell customers to use BioPassword to enhance security to network resources by requiring users to verify their identity biometrically using their username and password combined with their typing rhythm. "Customers running complex networks need a method to authenticate users that is more secure than user name and password alone," said Mitch Tarr, Vice President of marketing and alliances of Net Nanny Software Inc. "By combining Novell's ability to enable organizations to control access to their applications, databases, and network resources with BioPassword's unique ability to identify users by their keystroke rhythm, organizations can have both improved security and productivity levels with the same solution."

BioPassword® for NMAS will be demonstrated at the RSA Security Conference, February 19-21, 2002 in Booth #1702.

"As companies take internal business processes to the Net, security becomes paramount — and strong authentication is the first line of defense for protecting sensitive corporate data," said Richard Maddox, director of Novell's access and security solutions. "Adding Net Nanny's keystroke rhythm technology to Novell's access and security solutions gives customers the option of a very strong, cost-effective authentication method that is easy to deploy and maintain."

For more information about Novell's access and security solutions, go to www.novell.com/solutions/access_security.

About Net Nanny Software International Inc.

Net Nanny Software International Inc., a publicly traded company (OTCBB: NNSWF), (CDNX: NNS) with headquarters and subsidiaries in the United States and Canada, specializes in Internet safety and computer security products for both the home and enterprise markets. The Company's award-winning Internet safety product, Net Nanny®, and patented strong user authentication technology, BioPassword®, address the growing need to control access to mission-critical computer data and give users the freedom to choose options that match their individual needs and value system. For more information on the Company and its products, please visit www.netnanny.com, www.biopassword.com or call (425) 378-3203.

On behalf of the Board of Directors
Net Nanny Software International Inc.

"Gordon A. Ross"
Chairman and CEO

Note to Readers: Statements in this news release looking forward in time involve risks and uncertainties, including the risks associated with the effect of changing economic conditions, trends in the development of the Internet as a commercial medium, market acceptance risks, technological development risks, seasonality and other risk factors.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this Press Release.

Press Release

For more information, contact:

Nika Herford
Vice President, Public Affairs and Media
Net Nanny Software Inc.
Telephone: (425) 378-3203
Fax: (425) 688-3010
Email: PR@netnanny.com

NET NANNY REPORTS FIRST QUARTER FINANCIAL RESULTS

Revenues up 263% over previous year

Bellevue, Washington, January 21, 2002 — Net Nanny Software International Inc. (CDNX: NNS) (OTCBB: NNSWF), today announced its first quarter financial results for the quarter ended September 30, 2001.

Sales revenues for the quarter were US$305,000, an increase of $221,000 or 263% over fiscal year 2000's revenues of $84,000. This increase was due to sales revenues from Net Nanny® electronic downloads, increased activity in retail distribution by the Company's distributor, Macmillan USA and revenues from BioPassword®, the Company's patented strong user authentication technology.

Loss per share was $0.02 as the Company continued to incur significant sales and marketing expenses for BioPassword. The Company signed four agreements with other companies to integrate BioPassword into their applications. The Company expects to receive recurring transaction-based revenues from these customers beginning the second half of the Company's fiscal year as these companies begin selling their products and services to end-users.

The following figures are taken from the Company's audited consolidated financial statements:

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000 and 1999.

	2001	**2000**	**1999**
Revenue			
Sales	305,393	84,418	206,892
Cost of Sales	81,952	7,421	6,703
Gross Margin	**223,441**	**76,997**	**200,189**
Expenses			
General and Administrative	268,871	544,530	216,891
Marketing and sales	248,472	1,149,687	137,133
Research and development	163,294	702,857	85,522
Amortization	64,000	26,372	9,891
	744,637	**2,423,446**	**449,437**

Loss from operations	**(521,196)**	**(2,346,449)**	**(249,248)**
***Foreign Exchange and* Investment Income**	**502**	**20,090**	**3,815**
Loss for the year	**(520,694)**	**(2,362,347)**	**(245,433)**
Loss per common share	**(0.02)**	**(0.10)**	**(0.02)**

General and Administrative ("G&A") costs of $268,871 decreased 51% over fiscal 2000 which were 151% over 1999. The decrease reflected reduced headcount and expense control as the Company focused its efforts on selling BioPassword.

Sales and Marketing costs of $248,000 decreased $901,000 or 78% over 2000, due to decreases in staffing, elimination of expenses related to last year's electronic commerce initiatives and two new product launches that took place in 2000. Research and Development costs decreased 76% to $163,000 from $702,000 in 2000 and $85,000 in 1999. The decrease was due to completion of a major upgrade to the Company's flagship product, Net Nanny, and the commercial release of BioPassword in 2000. Current development efforts are focused on software development for BioPassword customers and future releases of Net Nanny.

As at September 30, 2001, the Company's unrestricted cash position was $508.000 versus balances of $402,000 in 2000. The Company consumed $651,000 in operations during the quarter compared to the previous year previous of $2,551,000. The Company completed a $128,000 debt for equity placement and raised $1,062,900 cash via private placement in August, 2001. .

Working capital deficit at September 30, 2001 was $(2,082,000) representing a ratio of approximately 0.29:1 in fiscal 2001 compared to 1.62:1 for the prior fiscal year. The Company decreased its deficit by $605,000 since June 30, 2001.

The Company's trading symbol, NNSWF, has been temporarily changed to NNSWE due to the delay in filing it's 20F financials.

The Company will be attending the RSA Security Conference February 19-21, 2002 in Booth #1702.

#####

On behalf of the Board of Directors
Net Nanny Software International Inc.

"Gordon A. Ross"
Chairman and CEO

Note to Readers: Statements in this news release looking forward in time involve risks and uncertainties, including the risks associated with the effect of changing economic conditions, trends in the development of the Internet as a commercial medium, market acceptance risks, technological development risks, seasonality and other risk factors. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this Press Release.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The *personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:	
X	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR YEAR ENDED	DATE OF REPORT YY/MM/DD
NET NANNY SOFTWARE INTERNATIONAL INC.	JUNE 30, 2001	2002/01/15

ISSUER'S ADDRESS: 1111 MELVILLE STREET, SUITE 910

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	B.C.	V6E 3V6	425-688-3010	425-688-3008

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
GREG DANIELSON	CHIEF FINANCIAL OFFICER	425-688-3008

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
	www.netnanny.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
'GORDON A. ROSS"	GORDON A. ROSS	2002/01/15
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"DOUGLAS V. DZURK0"	DOUGLAS V. DZURKO	2002/01/15

(Electronic signatures should be entered in "quotations".)

SCHEDULE "A"

Net Nanny Software International Inc.
1111 Melville Street, Suite 910
Vancouver, B.C., Canada
V6E 3V6
Tel: (604) 633-2928
Fax: (604) 662-8525

www.netnanny.com
www.biopassword.com

Annual Report

For the Fiscal Year Ended June 30, 2001

TABLE OF CONTENTS

REPORT TO THE SHAREHOLDERS

Fiscal Year 2001 was an exciting, yet difficult year for the Company. During the year we leveraged the strength of the Net Nanny name to pursue other revenue streams, re-engineered Net Nanny to release new versions to an enthusiastic audience, completed and released BioPassword® Logon for Windows NT and restructured the Company to weather the economic realities facing our Company and the technology industry as a whole. Some of these initiatives were more successful than others.

With the high level of recognition that the Net Nanny® filtering program enjoys worldwide, we made a decision to leverage the strength of the Net Nanny brand name to pursue revenue opportunities in e-commerce with organizations that shared one of our target audiences— parents with children. We signed a variety of partnerships that we anticipated would expand our visibility online and present promising opportunities for selling additional products and services.

When it became apparent that funding was becoming difficult to source for e-commerce initiatives, we decided to return exclusively to our core competency of developing security software. It was the right move, resulting in the delivery of a brand new version of our flagship product, Net Nanny, the first in three years, and several versions of BioPassword, the Company's patented strong user authentication software technology.

Net Nanny® 4 exceeded our expectations, in terms of revenue and accolades, even though the majority of the Company's resources were shifted to BioPassword after Net Nanny's October 2000 debut. We released updates, which made the product easier to install and manage, and we added additional international distributors (in Denmark, India, UK and South Africa) with little or no additional cost to the Company.

Beginning August 2000, the Company worked to raise additional investment capital, but given the challenging financial landscape for technology companies, we were unable to secure the amount of financing at appropriate terms that we felt was necessary. While we were able to successfully close $128,000 during this past year, delays in acquiring the funding and securing less than we anticipated had a negative impact on our sales and marketing performance. While the Company's revenues were higher then they have ever been, our liabilities have significantly impacted the Company's overall financial picture.

During the second and third quarters of the fiscal year, we made the decision to reduce staff and expenses in response to the trends in the financial markets, reduce our cash burn rate and return to our core competency of security software development. We reaffirmed our obligation to the shareholders to more closely match operating costs with current revenues and started operating at nearly break even.

During this time, the Company experienced significant liquidity problems, which made it difficult to meet obligations to our vendors as well as conduct sales, marketing and public relations campaigns to support sales efforts and close sales at the rate that we had hoped. Ongoing discussions with a number of investment banking firms allowed the Company to enter into an investment banking agreement in June 2001 with MDB Capital of Santa Monica, California. This agreement has been instrumental in raising additional working capital subsequent to June 30, 2001 to enable the Company to move forward and conduct necessary sales, marketing and development activities.

Sales and Marketing

BioPassword

Denial-of-service attacks, credit card fraud, and identity theft are some of the problems plaguing individuals and organizations as Internet use expands. Most online and offline security solutions depend on some sort of user name and password system, which is increasingly vulnerable to people who use social engineering and/or computer programs to crack these systems.

Internal corporate networks also suffer from intrusions that involve user names and passwords, the typical security mechanism of choice to authenticate users. The majority of these breaches arise internally from disgruntled and/or negligent workers or third party vendors. Computer network crimes and risk management liability are increasingly impacting board members and executives who neglect to drive security mandates. It is no longer acceptable to simply identify and authenticate a password; security professionals now also need to authenticate the user.

The Company, due to a lack of resources, was unable to engage in many campaigns to promote and sell BioPassword, but we managed to gain the attention of many potential customers and market influencers who read about our technology in the press, spoke with us at conferences such as SecureIT, CardTech SecureTech and saw demonstrations of our unique technology. There was significant interest in our software-only architecture, recognizing that it could very well be the only strong user authentication that could work in their environments, from an ease of deployment and cost-effectiveness standpoint. These realizations, combined with the fact that several biometrics vendors are dropping out of the industry due to competition and customer resistance to installing hardware-based solutions, bode well for the success of BioPassword and the Company. Our patented, software-only technology offers a compelling alternative for organizations that are finally starting to understand the need to adopt dependable strong user authentication, especially post September 11, 2001.

Despite our financial challenges, we sold a number of licenses of BioPassword to agencies within the U.S. government and have over 70 major corporations evaluating it for installation on their networks, as well as incorporation into their own applications through the BioPassword® Software Development Kit (SDK). By continuing to develop and sell our SDK, we increased the potential for additional ongoing revenue streams such as those provided by transaction-based pricing models. We leveraged the expertise gained from our partnership with Musicrypt and new partnerships with companies such as Touchcredit and Snipware with whom we signed agreements this year to incorporate BioPassword into their online credit card offerings.

Our strategy to pursue development agreements with OEMs, along with supporting and maintaining direct sales is starting to pay off, as our partners get closer to deploying their solutions. Financial challenges as well as longer-than-expected evaluation cycles, have delayed the sales process in the enterprise space, which is another reason why our decision to push our Software Development Kit (SDK) solution was timely.

Net Nanny

The new version of Net Nanny resulted in a significant infusion of new revenue, due in large part to signing a new retail distribution partner, MacMillan USA. MacMillan helped us sign large retailers such as Best Buy, CompUSA and others, which allowed Net Nanny to post record sales.

During the year, the Company developed new brochures and Web sites for both BioPassword and Net Nanny. We vastly improved the Net Nanny product line's marketing and customer service content and gave BioPassword a venue of its own to begin building the brand and differentiate it from our consumer-oriented business line. Feedback from our target audiences was instrumental in driving brochure and Web design.

Product Development

Despite the Company's funding challenges, we were able to develop four versions of BioPassword during fiscal 2001. We launched the first commercial version of BioPassword for Windows NT operating systems in December 2000, followed in April 2001 with a version for Windows 2000 clients, and subsequent to the year-end, a version for Windows 2000 Server. In January 2001, we shipped the BioPassword Software Developer's Kit (SDK) to our first customer, Musicrypt and continued to make enhancements to the SDK throughout the year. These efforts opened new doors for enterprise and OEM sales.

The SDK enabled us to sign agreements with partners such as Touchcredit and Snipware in the credit card industry and offer a number of other companies the opportunity to evaluate our technology for integration with their own applications. Many companies that have the need to authenticate individuals, especially over the Internet, are finding that our solution is the only one available for fulfilling their mandate in a cost-effective manner. There is tremendous potential to generate substantial revenues from recurring licensing and per-transaction fees as well as co-development agreements signed during the coming year.

We also began engineering research and development to enable BioPassword to operate with other operating systems and devices such as PDA's, LINUX, UNIX, Smart Cards, and Novell as well as the Web environment.

We completed a new version of Net Nanny, with an expanded feature set and entirely new user interface. Available for consumers and stand-alone organizational environments, it is serving as a functional foundation for creating a first-class Internet access control technology for the networked corporate environment. In the coming year, management anticipates that in addition to adding a corporate version of Net Nanny, the Company will also bring another upgraded version of Net Nanny to the market for home users, incorporating additional security features identified through market demand and customer feedback.

Public Affairs & Media

The Company continued to receive positive attention from the media, customers, government, child advocacy groups, law enforcement, industry and others, who recognize that the Company's well-rounded approach to protecting individuals and digital information sets an industry-leading example – and sets us apart from our competitors. While we did not have the resources or staff to participate in as many events this year, we were able to continue to reap the benefits of our past efforts to build a strong following for our current and emerging technologies. We maintained our relationships with Net Nanny advocates and made progress adding to our network of advocates for BioPassword, which will, over time, strengthen the BioPassword brand and position the Company as one of the leaders in computer security.

The Company began its third year as a member of the U.S. Congressional Internet Caucus Advisory Board, maintaining influence with policymakers who are making decisions that affect the future of our industry and combining our voice with others interested in promoting the importance of security technologies. I was appointed to the board of directors of "Policing in Cyberspace," an international organization comprised of law enforcement and corporate security specialists who address the growing issues associated with cyber crime and protecting the online infrastructure. Along with a number of other companies, we co-founded the Information Technology Association of America's Committee on Internet Management and Safety to provide a united voice on the importance of Internet filtering and user empowerment.

Subsequent to the year-end, I had the opportunity to testify in front of the Congressionally-appointed COPA Commission, offering expert testimony on the effectiveness of Internet filtering and rating technologies. This testimony assisted the Commission to determine the best ways to protect children from material deemed by the Child Online Protection Act to be "harmful to minors" and contributed to a report the Commission forwarded to Congress in November 2000. Filtering, as well as resources for education and law enforcement, was one of the key recommendations made by the Commission.

One area in which we continued to focus our attention was providing a balanced perspective in relation to the intense criticism surrounding legislation, which requires filtering by schools and libraries that receive federal funding for Internet access. We have maintained our reputation as the provider of an effective filtering tool that does not trample the free speech rights of Web content providers, nor undermine the unique needs and value sets of parents and communities alike. Our broad message of providing filtering tools, in conjunction with additional resources for education and law enforcement initiatives has been popular with all audiences, contributing to an overall positive image for our Company.

We continued our work as a steering committee member of GetNetWise.org, a "one click away" resource for parents and other caregivers to access tools, tips and law enforcement resources for protecting children online. Continued media coverage of the GetNetWise resource and our positioning as a globally recognized filtering solution, coupled with our positioning as a key industry and governmental partner on security matters, have had a positive impact on sales.

The Company received a large amount of positive publicity after it launched BioPassword® in December 2000. The media and analyst communities had been waiting with much anticipation for us to introduce the first software-only biometric authentication technology for commercial sale. Some of the positive coverage included impressive reviews in *Government Computer News, Federal Computer Week* and *PlanetIT.*

In Government Computer News' comparative review of biometrics, BioPassword was praised for providing the following benefits, "highest level of security, no additional hardware needed and inexpensive" and it received the Reviewer's Choice designation as "one of the most effective products reviewed..." (March 19, 2001).

TechWeb's PlanetIT recognized BioPassword as a timely solution for a growing problem: "IT professionals have for years decried end users' casual approaches to network security, particularly passwords...Most alternative security schemes, such as random-number token cards, smart cards and retinal scanners, are too expensive and too invasive for most applications. But there is a promising new solution...the best thing about BioPassword is that it actually works...*it was quite impressive*" (March 6, 2001)

BioPassword received favorable coverage in Federal Computer Week. "Grade A-...BioPassword LogOn is an effective and convenient additional layer of network security. Its standout qualities are superb convenience and low cost...Installation is a snap, and users won't even know it's there" (April 16, 2001).

Net Nanny continued to receive accolades from a variety of publications such as the Los Angeles Times, New York Times, PCWorld and Winmag.com. Head-to-head product reviews with our major competitors placed Net Nanny on top a majority of the time. Given the strong brand recognition of our product and the growing demand for Internet safety and security products, we have been continuing to collect market requirements for incorporation into a new version of Net Nanny, slated for shipment in 2002, as resources allow.
We intend to keep leveraging our relationships with different audiences such as the media, analysts and the government, to drive market awareness of our product offerings and corporate initiatives both in the United States and abroad.

Moving Forward

With the explosion of the Internet and the personal computing market, our Company is in a position to take advantage of many opportunities. The current world market consists of over 400 million computers, and is continuing to grow as more users and societies become computer literate. Digital information is proliferating at a fast rate, creating demand for security technologies such as ours to protect the integrity of this information and the people and corporations, which own it. As we continue to develop our position as a leader in strong user authentication and content filtering, we intend to add personnel to drive sales and marketing initiatives.

Budgetary constraints have not enabled us to move fast enough to capitalize on the many opportunities that await us. We believe that we will see much greater success, from a revenue standpoint, when more companies and security experts know that we exist. Customer and industry feedback has told us that our strong user authentication technology offers the most cost effective way of controlling access to corporate and personal data and protecting the organization and the individual against the liabilities associated with identity theft. We are poised to become a major solution provider in this field.

Financial Results

We are pleased to report that sales revenues for the fiscal year were US $1,598,600, which is an increase of 198% over last year. A substantial portion (46%) of the revenues came from the sale of Net Nanny boxed product resulting in 9.3% decrease in product margins of 73.2% versus 82.5% for the prior year. General operating costs for the year increased by $3,911,000 over the previous year due to the increases in staff and operating expenditures.

Management would like to thank the shareholders for their continuing support.

On behalf of the Board of Directors,

NET NANNY SOFTWARE INTERNATIONAL, INC.

"Gordon A. Ross"

Chairman and CEO

MANAGEMENT DISCUSSION AND ANALYSIS

The financial challenges of the Company are reflected in the past fiscal year's financial results. The Company began the year with expectations that Net Nanny revenues would increase substantially over the prior year and that revenue from its new product, BioPassword would have a favorable impact on the financial results. In actuality, Net Nanny revenues were very good, however, revenues from BioPassword were substantially less than expected, due to slow market acceptance and constraints upon marketing from insufficient working capital.

Results from operations

Sales revenues were $1,598,600 – an increase of $1,062,352 or 198% from the $536,248 in 2000, which in turn, was a decrease of 35% over 1999 revenues of $826,075. The increase in sales in fiscal 2001 was mainly due to increased sales of the new release of Net Nanny version 4.0, recognition of $252,292 in revenues that were deferred in fiscal 2000, and increased sales at the retail store level due to the new distribution agreement with MacMillan Distribution. This new agreement added a number of new retail outlets selling the boxed product version of Net Nanny 4 including CompUSA, Best Buy, Staples, Circuit City, etc. The Company secured BioPassword revenues of approximately $250,000, of which $160,000 was deferred, and the balance realized primarily in the last quarter of the year.

Gross profit margins were 73% compared to 82% in 2000 and 91% in fiscal 1999. These margins reflected the increased revenues from costlier boxed product sales. As a percentage, boxed product revenues were approximately twice the amount as revenues from Internet sales. In fiscal 2000, boxed product revenues were less than half the revenues received through Internet sales. As a result, the Company's gross margin shrunk 9%.

General and Administrative ("G&A") costs of $2,376,925 increased by 57% over fiscal 2000 which increased 98% over 1998. These expenses were equal to 149% of revenues in FY 2001, as compared to 282% and 92% of sales in 2000 and 1999 respectively. The increase in fiscal 2001 was due to expenses associated with two investor relations firms, hiring additional employees for the US office and reflection of a full year's expense with eight administrative employees. Administrative employees and contractors at June 2001 decreased from 9 to 7, while total Company employment and outside contractors increased from 62 at June 30, 2000 to 76 at November 1, 2000 and then decreased to 24 at June 30, 2001. The employment swings were due to the release of both Net Nanny and BioPassword in the second quarter of the year followed by layoffs of non-essential personnel in February, 2001 as the Company refocused it's efforts on software development and sales.

Sales and Marketing costs of $3,041,894 increased 153% over fiscal 2000 that were 61% higher than those in 1999 because of increases in staffing and related expenses in the Public Relations, Marketing, Sales and Business Development departments. Total employment in these departments decreased to ten at June 30, 2001 after increasing to twenty-one at June 30, 2000. As a percentage of sales in 2001, sales and marketing costs were 190% compared to 2000's 224% ($1,202,106) and 90% ($744,575) of sales in 2000 and 1999 respectively. Major reasons for the increase were advertising expenses associated with other websites, costs associated with pursuing an electronic commerce initiative, personnel expenses for website publishing and the roll out of BioPassword.

Research and Development costs increased to $1,358,019 (or 82%) over fiscal 2000's $747,900 and $336,415 in 1999. This increase was due to increases in development personnel and consulting fees incurred in the development of Bio Password and the upgrade of Net Nanny products, both released in the second quarter of fiscal 2001. The number of R&D employees declined after completion of the software development and roll out to 10 from a peak of 38 in October 2000 and which was an increase from the 10 employees in R & D at June 20, 1999.

Amortization costs increased to $700,413, an increase of $596,358 over fiscal 2000. This increase was due to the Company's policy of amortizing the cost of software over one year. In the latter part of fiscal 2000, the Company purchased significant software programs for its electronic commerce initiatives, software for the increase in employment (76 employees) and to monitor and measure the software development efforts.

Liquidity and capital resources

At June 30, 2001, the Company had no unrestricted cash, a book overdraft of $71,331 and restricted cash which was securing a letter of credit in the amount $337,202 versus balances of $608,041 in unrestricted cash in 2000 and $436,368 in 1999. The Company liquidated all of the $1,900,000 in marketable securities that were on hand at June 30, 2000 during the year. The Company received stock subscriptions from two officers in the amount of $85,894 that were part of a private placement completed in August 2001.

The cash consumed in operations was $3,255,206 in fiscal 2001, $2,514,964 in 2000, and $1,057,086 in 1999. Shares issued at various prices from options, warrants and a private placement totalling $555,467 were utilized to offset these outflows compared to $6,375,155 in 2000 and $278,772 in 1999. The Company repaid $139,191 in capital lease payments.

Working capital deficiency at June 2001 was $2,687,801, which represents a current ratio of approximately 0.18:1 in fiscal 2001 compared to $2,646,240 and 3.66:1 for the prior fiscal year.

The Company did not purchase any capital assets with cash during the year compared to $1,099,294 purchased in 2000 and $65,061 in 1999. These capital expenditures were composed primarily of computer equipment, software, office furniture and leasehold improvements.

The Company believes that it must raise additional investment capital in order to finance the Company's continued operations. In August 2001, the Company completed a $1,062,000 private placement through the issuance of common shares and warrants. Additional funding will be needed in order to capitalize on existing business opportunities with BioPassword and Net Nanny. To that end, the Company engaged MDB Capital in June 2001 to assist the Company in raising additional equity capital.

The Company has outstanding warrants to purchase common shares which, if exercised prior to their expiration dates, would contribute another $4,116,000 (based on the year-end exchange rate) to the Company's reserves to fund operations for approximately two years on a similar basis. These warrants were priced above the Company's market price at June 30, 2001 and therefore, the Company does not anticipate these warrants being exercised in the near term.

In March 2001 the Company significantly reduced its personnel and expenses, reducing monthly operating expenses by 80%. This reduction enabled the Company to almost meet its recurring monthly expenses with incoming monthly revenues. The Company anticipates continuing its monthly operations in this manner as it pays back its accrued liabilities through either revenues or funds from private placements. Future funding needs may vary depending upon a number of factors including: the number and nature of the marketing and sales launch initiatives; progress of the Company's research and development programs; the number and breadth of these programs; the Company's decision to license or acquire additional products for development; the progress of the development and commercialization efforts of new products; and competing technological and market developments.

Several creditors have taken legal action against the Company for failure to meet terms for payment of obligations. The aggregate amount of these legal actions is approximately $325,000. All but one of these actions have been paid, fully accrued for, or settled. The legal action that has not been settled relates to a marketing agreement with another party. Under the terms of the Agreement, the Company was to promote the other party's Internet business in exchange for promotion by the other party of the Company's Internet business. The counterparty believes the Company has breached the terms of the Agreement and has filed a claim, seeking to recover $1,100,000, as it believes these amounts to be due under the terms the Agreement. The Company's management believes it has fulfilled its obligations under the Agreement, and accordingly, believes the amount claimed is without merit.
On July 7, 2001, the Company defaulted on its capital lease obligations and, as a result, its restricted cash was drawn upon in order to relieve these obligations. This transaction resulted in a loss on settlement of approximately $30,000.

On July 17, 2001, the Company completed a debt for equity transaction whereby approximately $128,000 in outstanding accounts payable were exchanged for 645,000 shares of the Company's stock. The shares were issued at fair market value and accordingly there was no gain or loss recorded on the settlement.

As of December 14, 2001, the Company is in negotiations with potential investors, which if concluded successfully, would provide an equity investment in the Company. There can be no assurance that these negotiations will be concluded successfully on a timely basis or, that the amount of financing obtained or any improvement to future operating cash flows would be sufficient to allow the Company to continue as a going concern (See Note 1). If current negotiations fail, significant additional funding by existing shareholders is considered to be unlikely, and there is no assurance that other forms of financing could be obtained or be obtained on favorable terms and the Company could fail to continue as a going concern.

Going forward, the Company will need to raise substantial additional funds to continue to conduct its marketing plans and research and development programs. The Company intends to seek additional funding through public or private financing and up-front licensing fees of its technology. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its marketing strategies or research and development programs. These changes may require the Company to seek funding on less favorable terms than it would otherwise seek.

Note to Readers

Certain statements identified as "forward looking statements" in this Annual Report are not based on historical facts, but are instead based upon a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in such statements. The Company's ability to achieve such results in subject to certain risks and uncertainties including, but not limited to, adverse business conditions in the industries served by the Company and the general economy, competition, new laws and regulations impacting the products that the Company provides, and other risk factors affecting the company's business beyond the Company's control.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

December 14, 2001

Auditors' Report

To the Shareholders of
Net Nanny Software International Inc.

We have audited the consolidated balance sheets of **Net Nanny Software International Inc.** as at June 30, 2001 and 2000 and the consolidated statements of operations, deficit and cash flows for the years ended June 30, 2001, 2000 and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2001 and 2000 and the results of its operations and the changes in its financial position for the years ended June 30, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been consistently applied.

"PricewaterhouseCoopers LLP"

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

December 14, 2001

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern such as those discussed in note 1 to the accompanying consolidated financial statements.

Our report to the shareholders dated December 14, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants

NET NANNY SOFTWARE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(expressed in US dollars)
June 30, 2001 and 2000

	2001	2000
Assets		
Current assets		
Cash and cash equivalents	-	608,041
Restricted cash (Note 4)	337,202	596,750
Marketable securities (Note 5)	-	1,900,000
Accounts receivable	91,682	118,263
Inventory	82,521	-
Prepaid expenses and deposits	72,738	417,337
	584,143	3,640,391
Capital assets (Note 6)	854,183	1,351,459
Investment (Note 7)	200,000	-
	1,638,326	4,991,850
Liabilities		
Current liabilities		
Bank indebtedness	71,331	-
Accounts payable and accrued liabilities	2,736,559	685,649
Due to related parties (Note 8)	64,380	-
Current portion of capital lease obligation (Note 9)	239,674	56,210
Deferred revenue (Note 7)	160,000	252,292
	3,271,944	994,151
Capital lease obligation (Note 9)	-	119,518
	3,271,944	1,113,669
Shareholders' deficiency		
Capital stock (Note 11)	12,468,152	11,965,915
Stock Subscriptions (Note 10)	85,894	-
Warrants (note 11)	631,237	663,891
Cumulative translation adjustment	(95,608)	(95,608)
Deficit	(14,723,293)	(8,656,017)
	(1,633,618)	3,878,181
	1,638,326	4,991,850

Going concern (Note 1)
Commitments (Note 12)
Subsequent events (Note 17)
Contingency (Note 18)

On behalf of the Board:
Director: *"Gordon A. Ross"* Director: *"Douglas V. Dzurko"*

NET NANNY SOFTWARE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(expressed in US dollars)
FOR THE YEARS ENDED JUNE 30, 2001, 2000, AND 1999

	2001	2000	1999
Deficit, beginning of year	**(8,656,017)**	(5,678,288)	(4,588,322)
Loss for the year	**(6,067,276)**	(2,977,729)	(1,089,966)
Deficit, end of year	**(14,723,293)**	(8,656,017)	(5,678,288)

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in US dollars)
FOR THE YEARS ENDED JUNE 30, 2001, 2000 AND 1999

	2001	2000	1999
Revenue			
Sales	**1,598,600**	536,248	826,075
Cost of sales	**428,987**	94,206	71,433
Gross margin	**1,169,613**	442,042	754,642
Expenses			
General and administrative	**2,376,925**	1,512,927	762,769
Selling and marketing	**3,041,894**	1,202,106	744,575
Research and development	**1,358,019**	747,900	336,415
Amortization	**700,413**	104,055	40,399
	7,477,251	3,566,988	1,884,158
Loss from operations	**(6,307,638)**	(3,124,946)	(1,129,516)
Foreign exchange gain	**236,043**	48,100	-
Investment income	**4,319**	99,117	39,550
Loss for the year	**(6,067,276)**	(2,977,729)	(1,089,966)
Basic and diluted loss per common share	**(0.27)**	(0.18)	(0.09)

NET NANNY SOFTWARE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in US dollars)
FOR THE YEARS ENDED JUNE 30, 2001, 2000 AND 1999

	2001	2000	1999
Cash provided by (used for)			
Operations			
Loss for the year	**(6,067,276)**	(2,977,729)	(1,089,966)
Items not affecting cash			
Amortization	**700,413**	104,055	40,399
Foreign exchange gain		(48,100)	-
Write down of inventory	-	32,987	-
Non-cash revenue	**(40,000)**	-	-
	(5,406,863)	(2,888,787)	(1,049,567)
Changes in non-cash working capital items			
Accounts receivable	**26,581**	(14,671)	6,079
Inventory	**(82,521)**	(18,511)	9,644
Prepaid expenses and deposits	**344,599**	(383,979)	(15,670)
Accounts payable and accrued liabilities	**2,050,910**	539,692	(7,572)
Due to related parties	**64,380**	-	-
Deferred revenue	**(252,292)**	252,292	-
	(3,255,206)	(2,513,964)	(1,057,086)
Investing activities			
Purchase of capital assets	-	(1,099,294)	(65,061)
Sale of marketable securities	**1,900,000**	-	-
Purchase of marketable securities	-	(1,900,000)	-
	1,900,000	(2,999,294)	(65,061)
Financing activities			
Bank indebtedness	**71,331**	-	-
Repayment of capital lease obligation	**(139,191)**	(58,576)	-
Proceeds from stock subscriptions	**85,894**	-	-
Issuance of common shares	**421,991**	6,019,814	255,925
Issuance of warrants	**47,592**	755,620	22,847
Financing Costs	-	(400,079)	-
	487,617	6,316,779	255,925
Effect of exchange rate changes on cash	-	(35,098)	(21,084)
(Decrease) increase in cash and cash equivalents	**(867,589)**	768,423	(864,459)
Cash and cash equivalents, beginning of year	**1,204,791**	436,368	1,300,827
Cash and cash equivalents, end of year	**337,202**	1,204,791	436,368
Cash and cash equivalents represented by:			
Cash	-	608,041	436,368
Restricted cash	337,202	596,750	-
	337,202	1,204,791	436,368

Supplemental Cash Flow Information (Note 3)

(expressed in US dollars)

1 Nature of operations and going concern

Net Nanny Software International Inc. (the "Company") is incorporated under the laws of Yukon Territory, Canada. The Company develops, markets and sells filtering and security software primarily to distributors and resellers. The Company also sells its software to end users including corporations, homeowners, and educators.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. The use of such principles may not be appropriate because, as of June 30, 2001 there was substantial doubt that the Company would be able to continue as a going concern.

For the year ended June 30, 2001 the Company had a loss of $6,067,276, a working capital deficiency of $2,687,801, an accumulated deficit of $14,723,293 and a shareholder's deficiency of $1,633,618. Legal claims have been filed against the Company and its subsidiaries by various creditors in respect of their overdue accounts (Note 17). Subsequent to June 30, 2001, the Company defaulted on its capital lease obligations, and the restricted cash held on deposit in respect of these leases was drawn upon to discharge these lease obligations (Note 9). In addition in an effort to reduce costs and improve operating cash flows during the year ended June 30, 2001, the Company laid off a total of 52 employees.

The Company was able to secure financing by private placements, option exercises, and warrant exercises during the year ended June 30, 2001 (Note 11).

Management is continuing its efforts to secure additional financing, and to improve operating cash flows through further cost reductions and increasing revenues for its products to enable it to continue as a going concern. However, the general decline in conditions in the technology sector and capital markets over the course of the year ended June 30, 2001 has made it increasingly difficult to secure financing at the required levels.

Subsequent to June 30, 2001, the Company received a total of approximately $1,062,800 (Note 17) in equity financings from various shareholders while negotiations with a potential investor were being carried out as described below. As of December 14, 2001, the Company is in negotiations with potential investors, which if concluded successfully, would provide an equity investment in the Company. There can be no assurance that these negotiations will be concluded successfully on a timely basis or, that the amount of financing obtained or any improvement to future operating cash flows would be sufficient to allow the Company to continue as a going concern. The Company does not currently have an alternative plan to address the going concern issue. If current negotiations fail, significant additional funding by existing shareholders is considered to be unlikely, and there is no assurance that other forms of financing could be obtained or that they could be obtained on favourable terms and the Company could fail to continue as a going concern.

The accompanying consolidated financial statements were prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments relating to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2 *Significant accounting policies*

Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain material respects from generally accepted accounting principles in the United States as disclosed in Note 16.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign currency translation and transactions

The Company has adopted the United States dollar as its reporting currency. The Company uses the current rate method for translating financial statements denominated in foreign currencies where the foreign currency is the functional currency. Under this method, assets and liabilities are translated into U.S. dollars using year-end exchange rates whereas revenues, costs of sales and expenses are translated using average exchange rates for the year. The Company uses the temporal method for translating subsidiary financial statements into the subsidiary's functional currency, where the subsidiary's financial statements are denominated in foreign currencies other than the subsidiary's functional currency. Under this method, monetary assets and liabilities are translated into U.S. dollars using year-end exchange rates, non-monetary assets and liabilities are translated using historical rates and revenues and expenses are translated using average exchange rates for the year. Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at the transaction dates.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from those estimates.

Cash and cash equivalents and bank indebtedness

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Checks issued in excess of bank deposits are presented as bank indebtedness.

Marketable securities

Marketable securities consist of investments in highly liquid equity fund securities and are valued at the lower of cost or market.

Inventories

Inventories consist of raw materials and finished product. Raw materials are valued at the lower of cost, determined on the first-in-first-out basis, and net replacement cost. Raw materials consist of packaging supplies. Finished product is valued at the lower of cost or net realizable value. Finished product includes only the costs of these materials and relates to inventory held at distributors.

Capital assets and amortization

Computer equipment, computer equipment under capital lease, office furniture and automotive equipment are recorded at cost and amortization is provided over their estimated useful lives using the declining-balance basis at a rate of 30%. Computer software and computer software under capital lease is recorded at cost and amortized on a straight-line basis over an estimated useful life of one year.

Research and development

Research costs are expensed in the period incurred. Development costs, which meet certain criteria, are capitalized. Amortization is charged to operations for products that have commenced commercial production over the expected useful life of the product. Should the product not meet the criteria for capitalization or management chooses not to pursue the commercialization of the product, then capitalized costs are charged to operations.

Revenue recognition

The Company sells two products, Net Nanny and BioPassword. Net Nanny is sold either as a boxed product or is sold through electronic download accessed via the Internet. Net Nanny is sold with a 30 day support period. Revenue attributable to the support period is recognized upon delivery of the Net Nanny product as it is included in the initial fee, the estimated costs of providing support is insignificant and no upgrades are offered during the support period. BioPassword is sold as a standalone product and is typically transferred electronically. The company also provides post-contract customer support for its BioPassword product.

For direct sales to end users, revenue is recognized when there is evidence of an arrangement, delivery has occurred, the fee is fixed and determinable, and collection is reasonably assured. Delivery is deemed to have occurred either when the product is shipped from the Company's location or when it is downloaded via the Internet.

For sales made through resellers and distributors, revenue is recognized when there is evidence of an arrangement, delivery has occurred, the fee is fixed and determinable, and collection is reasonably assured. Delivery is deemed to have occurred when the product is shipped from the distributor's location and the applicable fee has been paid by the distributor to the company. The company makes provisions for returns from this sales channel, based on historical return rates.

The Company's sales of BioPassword include a license and post contract customer support. For these sales, revenue is recognized when there is evidence of an arrangement, delivery has occurred, the fee is fixed and determinable, and collection is reasonably assured. Delivery is deemed to have occurred when the software is shipped from the Company's location or electronic transfer of the code has occurred. The Company does not have vendor specific objective evidence of the fair value of the post-contract customer support, and therefore, revenue for these sales is recognized ratably over the term of the license (Note 7).

Stock Option Plan

The Company has a stock option plan, which is described in Note 11(b). No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(expressed in US dollars)

Loss per common share

Loss per common share is calculated using the weighted average number of common shares outstanding during the year which was 22,216,185 (2000 – 16,789,801; 1999 – 12,129,409). Fully diluted loss per share has not been provided as the effect on basic loss per share is anti-dilutive.

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more likely than not criterion.

Comparative figures

Certain amounts from prior years have been reclassified to conform with the current year's presentation.

New accounting pronouncements

In July 2001, the CICA issued Handbook Section 1581, "Business Combinations", and Section 3062, "Goodwill and Other Intangibles". Section 1581 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001, and specifies criteria for recognizing intangible assets acquired in a business combination. Section 3062 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. The Company does not expect that implementation of this Section will have a material impact on its consolidated financial position or results of operations.

In January 2001, the CICA issued Handbook Section 3500, "Earnings per Share". This Section uses the treasury method for accounting for diluted earnings per share. In addition, it requires that when equity instruments are issued and there is no further consideration to be paid, that these instruments are included in basic earnings per share. This Section is effective for fiscal years beginning after January 1, 2001. The Company does not expect that the implementation of this Section will have a material impact on its consolidated financial position or results of operations.

In January 2002, the CICA issued Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". This Section requires that options and other equity instruments issued to non-employees be accounted for using the fair value method of accounting. In addition, it requires that direct awards of stock and stock appreciation rights granted to employees are recorded as compensation costs. This Section is effective for fiscal years beginning after January 1, 2002, and applies to stock awards issued after January 1, 2002. The Company expects that the implementation of these guidelines may have an impact on its consolidated financial position and its results of operations.

(expressed in US dollars)

3 Supplemental cash flow information

	2001	2000	1999
Cash paid for taxes	-	-	-
Cash paid for interest	23,330	-	-
Non-cash investing and financing activities			
Investment acquired in exchange for products and services (Note 7)	200,000	-	-
Capital assets acquired under capital leases	203,137	234,304	-
Increase in common shares on warrant exercise (Note 11)	80,246	114,576	-

4 Restricted Cash

During 2000, the Company entered into capital lease agreements which required the Company to pledge cash as collateral for the equipment acquired thereunder (Note 9). The cash was invested in highly liquid term deposits with maturities on the date of purchase of 90 days or less. The cash restrictions are related to the full amount of the master lease agreement to the extent the amount was not drawn upon.

Subsequent to June 30, 2001, the Company defaulted on these capital lease obligations (Note 9) and the restricted cash was applied thereto.

5 Marketable Securities

The market value of marketable securities at June 30, 2000 was $1,900,000.

6 Capital assets

	2001	**2000**
Computer equipment and office furniture	735,641	774,644
Computer Software	504,827	498,052
Computer equipment and software under capital lease	469,669	234,304
Automotive equipment	20,840	20,840
	1,730,977	1,527,840
Accumulated amortization	(876,794)	(176,381)
	854,183	1,351,459

Amortization on computer equipment and software under capital lease was $237,868 (2000 - $8,786) and related accumulated amortization was $246,654 (2000 - $8,786)

The Company has estimated future cash flows in assessing the recoverability of the carrying values of its capital assets. Should the Company's estimates materially differ from actual results, the carrying value of its capital assets will be subject to change in the near term and such change could be material.

7 Investment

On June 1, 2000, the Company entered into a Software License Agreement (the Agreement) with Musicrypt.com Inc. (Musicrypt), a Canadian company. Under this non-exclusive Agreement, the Company provided a five year license for the use of one of its products, as well as exclusive re-marketing

(expressed in US dollars)

rights for product within the music industry. In addition, the Company is to provide post contract maintenance and support of the software. In exchange for the license and maintenance and support services, the Company is to receive 1,000,000 shares in Musicrypt, representing approximately 18% of its common shares, a license fee of $40,000, an annual maintenance fee of $4,500, as well as contingent fees related to Musicrypt's revenues and any sub-license sales. As the Company does not have sufficient vendor-specific objective evidence of the fair value of the license and maintenance and support services, the license fee of $40,000 earned from this Agreement is being recognized ratably over the five year term of the license. Contingent fees will be recognized as the Company is entitled to them.

The shares vest to the Company's benefit over a five year period, commencing one year after execution of the agreement. The shares vest each anniversary of that date in the amount of 200,000 shares. Accordingly, at June 30, 2001, 200,000 shares had fully vested pursuant to the terms of the Agreement, and were recorded as an investment at their estimated fair value on the date they vested, in the amount of $200,000. This $200,000 is being deferred and amortized over the 5 year term of the license. At the dates the remaining shares vest to the Company's benefit, they will be recorded at their fair value as an additional investment and as deferred revenue, which will then be recognized over the remaining term of the license at that date.

8 Due to related parties

The Company has entered into two unsecured promissory notes with one officer and one director of the Company. These notes, in the amount of $15,000 and $49,380 respectively, bear interest at an annual rate of 12% and were due on December 7, 2000 and December 9, 2000, respectively.

The holders of these notes have agreed to defer payment until the Company completes its next round of financing.

9 Capital lease obligation

The Company entered into a master lease agreement with IBM Credit Corporation for the purchase of equipment and software. Terms of the lease provide the Company the right to borrow up to $2,800,000 with 36-month repayment terms at market rates based on the date amounts are borrowed, with a fair market purchase option at the end of the lease. The lease was secured by a letter of credit in the amount of $337,000 payable to IBM Credit plus the equipment and software purchased. At June 30, 2001 the Company had borrowed $268,922 under this agreement.

The future minimum lease payments for assets under capital lease are as follows:

	2001	2000
Year ending June 30, 2002	153,181	71,244
2003	115,739	65,307
2004	-	-
2005	-	-
Total minimum lease payments	268,920	207,795
Less: Amount representing interest at an average rate of 10%	(29,246)	(32,067)
Present value of obligations under capital lease	239,674	175,728
Less: current portion	(239,674)	(56,210)
	-	119,518

The leases commenced July 17, 2000 and June 24, 2000. During 2001, the Company made payments of $225,170 on these leases, representing principal repayments of $201,840 and interest of $23,330.

(expressed in US dollars)

On July 16, 2001, subsequent to year-end, as a result of the Company being in arrears on its lease payments, IBM terminated the leases and exercised their right to call the amounts outstanding. Accordingly, IBM drew down the letter of credit which was pledged as security, in the amount of $337,000. As a result, the restricted cash held by the Company was used to satisfy the security for the letter of credit.

10 Stock subscriptions

On June 8, the Company entered into subscription agreements with two directors of the Company for Units in the Company. Each unit consists of two common shares and one non-transferable warrant, and was subscribed for at a price of $0.40 per unit. In total, 214,735 Units were subscribed to for total proceeds to the Company of $85,894. Each warrant has a term of two years and entitles the holder to purchase one common share of the Company at a price of $0.25 in the first year and $0.30 in the second year.

11 Share capital

a) Issued and Outstanding

	2001		2000		1999	
	Shares	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Authorized						
100,000,000 common shares without par value						
Issued and outstanding						
Balance, beginning of year	21,728,748	$11,965.915	12,507,998	$6,231,604	11,686,883	$5,975,679
Issued during year						
For cash						
Private Placements	500,000	79,585	8,350,000	5,491,131	100,000	45,767
Exercise of stock options	64,500	44,002	343,750	216,110	165,500	82,004
Exercise of warrants	401,375	378,650	527,000	427,149	549,615	128,154
Agent's commissions	-	-	-	-	6,000	4,116
Financing costs						
Cash	-	-	-	(400,079)	-	-
Shares issued for financing costs	-	-		-	-	(4,116)
Balance, end of year	22,694,623	$12,468,152	21,728,748	$11,965,915	12,507,998	$6,231,604

b) Stock Option Plan

In June 1998, the Company's Board of Directors adopted a Stock Option Plan ("The Plan"), which was revised in September 2000. The Plan provides for the granting of stock options to any director, officer or employee of the Company. The maximum number of Common Shares which may be reserved for issuance for all purposes under this plan shall not exceed 4,423,750 shares.

Options under the Plan may be granted for periods of up to 5 years and at prices of no less than 100% of the average market price over the 10 trading days immediately preceding the date of grant, as determined by the Board of Directors. The maximum number of Common Shares which may be reserved for issuance under Options to any one person at any time under this Plan shall be 5% of the Common Shares outstanding at the time of the grant (on a non-dilutive basis). Options under the plan are not all

(expressed in US dollars)

immediately exercisable and generally vest over a period of 2 years. The vesting schedule for each grant is determined by the Board of Directors.

The following table summarizes activity under the Company's Stock Option Plan for the years ended June 30, 2001, 2000, and 1999:

Stock Options	Number of Shares	Price per Share Range	Weighted Average
Balance - June 30, 1998	1,760,555	$0.37 to $1.02	$0.89
Granted	890,000	$0.55 to $1.18	$0.99
Exercised	(165,500)	$0.67 to $0.96	$0.73
Forfeited	(282,816)	$0.62 to $1.02	$0.86
Balance - June 30, 1999	2,202,239	$0.55 to $1.18	$0.95
Granted	959,500	$0.91 - $1.92	$1.24
Exercised	(343,750)	$0.55 - $1.18	$0.92
Forfeited	(297,750)	$0.62 - $1.18	$0.97
Balance – June 30, 2000	2,520,239	$0.55 - $1.92	$1.06
Granted	1,722,500	$0.40 - $1.72	$0.41
Exercised	(64,500)	$0.41 - $0.63	$0.61
Forfeited	(551,000)	$0.40 - $1.72	$0.67
Balance – June 30, 2001	3,627,239	$0.40-$1.92	$0.72

The following table summarizes information about stock options outstanding at June 30, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at June 30, 2001	Weighted Average Remaining Contractual Life (Months)	Weighted Average Exercise Price	Number Exercisable at June 30, 2001	Weighted Average Exercise Price
$0.55 - $0.72	1,714,400	48	$0.42	1,268,900	$0.43
$0.91 - $1.23	1,760,339	30	$0.69	1,715,339	$0.69
$1.62 - $1.92	152,500	34	$1.12	78,000	$1.12
$0.55 - $1.92	3,627,239	43	$0.58	3,062,239	$0.58

At June 30, 2000, the Company had 1,780,334 options exercisable, with a weighted average exercise price of $1.01.

(expressed in US dollars)

c) Warrants

	Number	Amount
Warrants outstanding, June 30, 1998	712,115	-
Granted	100,000	22,647
Exercised	(549,615)	-
Expired	(162,500)	-
Warrants outstanding, June 30, 1999	100,000	22,647
Granted	4,175,000	755,620
Exercised	(542,000)	(114,576)
Warrants outstanding, June 30, 2000	3,733,000	663,891
Granted	500,000	47,502
Exercised	(401,375)	(80,246
Warrants outstanding, June 30, 2001	3,831,625	631,237

On July 23, 1998, the Company issued 100,000 common share purchase warrants in connection with a private placement of 100,000 units. Each warrant entitled the holder to purchase one common share for CA $1.10 until June 8, 1999, and thereafter at CA $1.16 until their expiry on June 8, 2000. Each warrant has been assigned a value of $0.23, for a total of $22,847. These warrants were exercised during 2000.

On September 3, 1999, the Company issued 1,875,000 common share purchase warrants in connection with a private placement of 1,875,000 units. Each warrant entitled the holder to purchase one common share for CA $0.80 until September 3, 2000, and thereafter at CA $0.92 until their expiry on September 3, 2001. Each warrant has been assigned a value of $0.20, for a total of $366,496. As at June 30, 2001, 603,375 of these warrants had been exercised.

On December 8, 1999, the Company issued 1,875,000 common share purchase warrants in connection with a private placement of 1,875,000 units. Each warrant entitled the holder to purchase one common share for CA $0.80 until December 8, 2000, and thereafter at CA $0.92 until their expiry on December 8, 2001. Each warrant has been assigned a value of $0.21, for a total of $389,123. As at June 30, 2001, none of these warrants had been exercised.

On January 5, 2000, the Company issued 1,200,000 common share purchase warrants in connection with a private placement of 2,400,000 units. Each warrant entitled the holder to purchase one common share for CA $1.25 until January 5, 2001, and thereafter at CA $1.44 until their expiry on January 5, 2002. Each warrant has been assigned a value of $0.37, for a total of $447,626. As at June 30, 2001, 141,000 had been exercised.

On January 18, 2000, the Company issued 1,100,000 common share purchase warrants in connection with a private placement of 2,200,000 units. Each warrant entitled the holder to purchase one common share for CA $1.40 until January 18, 2001, and thereafter at CA $1.61 until their expiry on January 18, 2002. Each warrant has been assigned a value of $0.45, for a total of $497,822. As at June 30, 2001, 99,000 of these warrants had been exercised.

On February 28, 2001, the Company issued 500,000 common share purchase warrants in connection with a private placement of 500,000 units. Each warrant entitled the holder to purchase one common share for CA $0.40 until February 21, 2002, and thereafter at CA $0.50 until their expiry on February 21,

(expressed in US dollars)

2003. Each warrant has been assigned a value of $0.10, for a total of $47,592. As at June 30, 2001, none of these warrants had been exercised.

Warrants included as part of the equity units have been separately allocated within shareholders' deficiency. The value allocated to the warrants was estimated using the fair value assigned by the Black Scholes valuation model, relative to the fair value of the related common shares issued. On exercise, the fair value attributed to the exercised warrants is allocated to common shares, and on expiry, the fair value attributed to the warrants is allocated to contributed surplus.

12 Commitments

The Company has future operating lease commitments for leases of office space. Based on the current level of operations, these commitments are as follows:

Year	Amount
2002	156,114
2003	85,980
2004	71,958
2005 and thereafter	-

The Company has entered into a number of standard distribution agreements within the software industry. These agreements require payment of certain commissions based on distribution sales. As at June 30, 2001, there are no material commitments outstanding.

13 Income taxes

The Company is subject to Canadian federal and British Columbia provincial taxes in Canada and federal income taxes in the United States.

The Company has accumulated net operating (NOL) carryforwards totaling approximagely $11,536,000 that can be applied to reduce taxable income in future taxation years. The NOL expire as follows:

Year	Amount
2002	91,000
2003	702,000
2004	647,000
2005	694,000
2006	904,000
2007	1,048,000
2008	537,000
2018	102,000
2019	158,000
2020	1,861,000
2021	4,792,000
	11,536,000

In addition, the Company has $725,000 of net capital losses (NCL) for income tax purposes which may be carried forward indefinitely to offset future taxable capital gains.

(expressed in US dollars)

Net future tax asset (liability) consists of the following:

	June 30, 2001	June 30, 2000
Net operating loss carryforwards	4,240,737	2,612,884
Capital assets	335,885	52,000
Net capital loss carryforwards	323,445	323,445
Accounts payable and accrued liabilities	35,000	-
	4,935,067	2,988,329
Future tax asset valuation allowance	(4,935,067)	(2,988,329)
Net future tax assets	-	-

Based on a number of factors including the lack of a history of profits, management believes that there is sufficient uncertainty regarding the realization of future tax assets such that a full valuation allowance has been provided.

The provision for income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rate of 45.12% (2000 – 45.62%) to loss for the year as follows:

	June 30, 2001	June 30, 2000
Tax recovery at Canadian statutory rates	2,844,058	1,358,440
Foreign tax rate differentials	(796,082)	(191,132)
Change in valuation allowance	(1,946,738)	(1,180,921)
Non-taxable foreign exchange gain	(106,503)	-
Non deductible expenses	5,265	13,613
	-	-

14 Financial instruments

Concentration of credit risk

The financial instruments which potentially expose the Company to concentrations of credit risk are accounts receivable, marketable securities, restricted cash (Note 4), and cash and cash equivalents. The Company's accounts receivable consist of a number of small customers and management monitors the credit-worthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses. The Company limits its exposure to credit loss by placing its marketable securities, restricted cash, and cash and cash equivalents with high credit quality financial institutions.

Interest rate risk exposure

The financial instruments which potentially expose the Company to interest rate risk are capital lease obligations which bear interest at fixed rates of approximately 10%.

Fair values of financial instruments

Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in fair value of a financial asset is other than temporary, the financial asset is written down to its fair value.

The Company's financial instruments include cash and cash equivalents, restricted cash, marketable securities, accounts receivable, deposits, bank indebtedness, accounts payable and accrued liabilities, due to related parties and capital lease obligations. The fair values of these financial instruments

(expressed in US dollars)

approximate their carrying values due to their short-term nature. The fair value of capital lease obligations is calculated using discounted cash flows.

15 Segmented information

The Company operates within a single segment being the development, marketing and sales of software for filtering and security applications.

The distribution of Revenues by major geographic areas for the fiscal year are as follows:

	2001	2000	1999
United States	1,434,842	405,140	680,708
United Kingdom	23,503	37,486	52,995
Canada	140,255	58,794	50,022
Other	-	34,828	42,350
	1,598,600	536,248	826,075

The distribution of Capital Assets by major geographic areas for the fiscal year are as follows:

	2001	2000	1999
United States	692,188	1,179,988	-
Canada	161,995	171,471	194,242
	854,183	1,351,459	194,242

The Company attributes revenue to the geographic areas based on the location of the end-user.

The Company earned revenue from customers which represents 10% or more of the Company's product revenue as follows:

	2001	2000	1999
Customer A	827,192	-	-
Customer B	717,538	260,046	233,423
Customer C	-	89,302	245,249

16 Material differences between Generally Accepted Accounting Principles in Canada and the United States

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States ("U.S. GAAP"). This reconciliation does not include all disclosures required under U.S. GAAP, only material financial statement differences.

(expressed in US dollars)

Had the Company followed U.S. GAAP, shareholders' deficiency contained within the consolidated financial statements would have been reported as follows:

	June 30, 2001		June 30, 2000	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Shareholders' Deficiency (i,ii)	(1,633,618)	(1,633,618)	3,878,181	3,878,181

Had the Company followed U.S. GAAP, the statements of operations contained within the consolidated financial statements would have been reported as follows:

	2001	2000	1999
Net loss for the year under Canadian GAAP	(6,067,276)	(2,977,729)	(1,089,966)
Net loss for the year under Canadian GAAP	(6,067,276)	(2,977,729)	(1,089,966)
Effect of stock based compensation (i)	-	(18,325)	(13,024)
Net loss for the year under U.S. GAAP	(6,067,276)	(2,996,054)	(1,102,990)
Basic and diluted Loss per common share under Canadian and U.S. GAAP (iii)	(0.27)	(0.18)	(0.09)

Had the Company followed U.S. GAAP, it would have reported statements of comprehensive loss within the consolidated financial statements as follows:

	2001	2000	1999
Net Loss under U.S. GAAP	(6,067,276)	(2,996,054)	(1,102,990)
Foreign currency translation adjustments (ii)	-	(95,608)	(12,410)
Comprehensive loss under U.S. GAAP	(6,067,276)	(3,091,662)	(1,115,400)

SUPPLEMENTAL MAILING LIST RETURN CARD

(National Policy 41)

NOTICE TO SHAREHOLDERS OF NET NANNY SOFTWARE INTERNATIONAL INC.

In accordance with National Policy Statement No. 41 / Shareholder Communication (the "Policy"), and pursuant to the British Columbia Securities Act and Rules:

a) a registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarter. Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; and

b) a non-registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third quarter. Non-registered shareholders entitled to receive an issuer's audited annual financial statements, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

In anticipation of the ability to use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your e-mail address. Please also indicate your preferred method of communication.

NET NANNY SOFTWARE INTERNATIONAL INC.

The undersigned certifies that he/she is the owner of securities (other than debt instruments) of the Company, and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

____
Name - Please Print

____
Address

____
City/ Province/Postal Code

______________________________ ______________________________
Signature Date

______________________________ ______________________________
Fax E-mail Address

Method of Communication: ___E-mail ___Mail

Please complete and return this card to: Net Nanny Software International Inc.
#876, 104 – 1015 Columbia Street
New Westminster, BC V3M 6V3
Fax: (604) 525-6721 Email: securitiescomp@yahoo.ca

YE June 30, 2001

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:	
X	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
NET NANNY SOFTWARE INTERNATIONAL INC.	SEPTEMBER 30, 2001	2002/01/21

ISSUER'S ADDRESS: 1111 MELVILLE STREET, SUITE 910

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	B.C.	V6E 3V6	425-688-3010	425-688-3008

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
GREG DANIELSON	CHIEF FINANCIAL OFFICER	425-688-3008

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
	www.netnanny.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
'GORDON A. ROSS"	GORDON A. ROSS	2002/01/21
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"DOUGLAS V. DZURK0"	DOUGLAS V. DZURKO	2002/01/21

(Electronic signatures should be entered in "quotations".)

Net Nanny Software International Inc.
1111 Melville Street, Suite 910
Vancouver, B.C., Canada
V6E 3V6
Tel: (604) 633-2928
Fax: (604) 662-8525

www.netnanny.com

Consolidated Financial Statements

(Unaudited-Prepared by Management)

For the Three Month Period Ended September 30, 2001

TABLE OF CONTENTS

REPORT TO THE SHAREHOLDERS

First Quarter FY 2002

The first quarter of this fiscal year saw the Company continue to bring its expenses in line with revenues as it worked on educating the market about its products and developing new solutions in response to market demand. The objective of the Company to focus exclusively on the development of security software for both the home and enterprise market produced an immediate improvement in financial performance. However, the challenges of raising additional capital amid market downturns impacted our ability to show more impressive gains in our sales, marketing and development programs.

Despite these challenges, we shipped a significant new version of the BioPassword® technology with support for Windows® 2000 Server and Windows® 2000 Advanced Server, allowing us to pursue additional sales opportunities in organizations migrating to these new operating systems. While the sales cycle within large industry and governmental organizations continued to be longer than expected, BioPassword was requested for testing by a wide variety of organizations that have a need for strong user authentication.

Strong user authentication is similar to most new technology trends that require a significant period of market education, standardization and budgetary justification before they gain a strong foothold. Many of the problems facing our competitors' technology – hardware-based, proprietary, difficult to deploy, intrusive and expensive – continued to have an impact on technology adoption rates across the industry and required the Company to spend a large amount of time educating the market about BioPassword's differentiators, at the same time that the Company lacked the financial resources to conduct strong sales and marketing campaigns. Given that BioPassword is the only one of its kind, many are intrigued by its software-only architecture, non-intrusiveness to the end-user and simplicity.

During the quarter, we gained mind share among media, analysts and others in the computer security community as a contender with promising security technology. This sort of recognition will manifest itself into significant financial gains and additional publicity opportunities. Security problems and the solutions that solve them are typically not topics that many companies and governmental organizations wish to discuss publicly. We are, however, seeing good progress in this area as more people are exposed to our technology and more of our partners are close to deploying solutions using BioPassword.

The Company continued to search for strategic industry partners and potential acquisitions in order to broaden its product range and corporate vision. One of our most promising technology offerings is our BioPassword® Software Development Kit (SDK). In August, the Company signed a license agreement with ContinuedEd.com™, which offers an online driving course for individuals wanting to erase driving tickets from their records. ContinuedEd joins a growing number of other SDK customers, such as TouchCredit™, Snipware and Musicrypt, which are actively using our SDK to integrate the BioPassword technology into their own applications. Online authentication for e-commerce transactions, distance learning and copyright protection is a market for which BioPassword is uniquely suited. Rolling out the BioPassword technology to thousands of end-users is simple relative to its hardware-based competitors.

As we look to establish our position as a leader, in the burgeoning security software market, the Company's expertise will improve as it develops products that the market wants and needs, which will, in turn, position it as a leader in this area, much like we have already been able to do with the Net Nanny® filtering product. We continue to ensure that our products and customer service meet the highest level of quality within the industry.

It is our goal to be a viable company for many years to come, offering a solid return on investment for our shareholders and products that solve customers' needs.

During the quarter, the Company successfully negotiated and closed private placement equity financing (Cdn. $1,540,200, US $1,062,800) with US and European financial institutions. Management intends to utilize these funds to add personnel in its growing technology department, to accelerate product development cycles and for additional marketing and publicity regarding the forthcoming market launches of BioPassword® and other products. During the coming year, the Company intends to increase budgets in sales and marketing, and increase sales initiatives that will add positively to the bottom line. Scheduled trade show attendances for the coming year will also ensure continuing industry and media coverage of the Company's new and existing products, while maintaining and increasing industry and investor interest.

Financial Results

We are pleased to report that the Company continues to increase sales revenues, which rose to US $305,000, an increase of $261,000 or 261% over the same quarter a year ago. Gross margins stayed approximately the same while operating expenses were reduced by $1,679,000 to $745,000 for the quarter.

Management would like to thank the shareholders for their continuing support.

On behalf of the Board of Directors,
NET NANNY SOFTWARE INTERNATIONAL, INC.

"Gordon A. Ross"

Gordon A. Ross
Chairman and CEO

MANAGEMENT DISCUSSION AND ANALYSIS

Results from operations

Sales revenues for the quarter were $305,000 – an increase of $221,000 (261%) and $99,000 (47%) compared to the same quarter in 2000 ($84,000) and 1999 ($206,000). Sales of Net Nanny constituted approximately 93% of the revenues for the quarter. Realized BioPassword revenues were approximately $35,000 as the Company signed four new BioPassword customers who are integrating BioPassword into their applications. The Company expects to receive recurring transaction-based revenues from these customers once they selltheir products and services to end-users.

The gross margin of 73% was consistent with the gross margin during the prior year. It was down from the same quarter a year ago, as there were minimal sales of the Net Nanny boxed product due to depleted retail channels because ofthe imminent release of the new version of Net Nanny.. The gross margin was up 16% from the more comparative period in 1999 when the Company sold substantial sales of the Net Nanny 3.1 boxed product (57% versus 73% in 2001).

Operating expenses were reduced by 70% ($1,679,000) during the quarter compared to the quarter ending September 30, 2000, reflecting the reduction in personnel and non-essential expenses. The total head count was 28 at September 30, 2001 compared to 63 full time employees and 13 contract personnel at 2000 and 20 at 1999.

General and administrative expenses of $268,000 were down 51% from the same period a year ago ($544,000) and up 62% over 1999 ($165,000). The Company continues to incur the costs of maintaining two offices, one in Vancouver BC for development and corporate affairs andone in Bellevue, WA for sales, marketing and administrative functions. Administrative personnel at September 30, 2001 totaled 7 compared to 9 at 2000.

Sales and marketing expenses were $248,000, a reduction of $900,000 or 78% over the same period at 2000 and an increase of 59% over 1999. The company reduced sales and marketing personnel from 19 to 9 compared to the same period one year ago. During the quarter ended September 30, 2000 the Company was actively engaged in several e-commerce initiatives, which were closed down during the middle of fiscal 2001 when the Company refocused its efforts on computer software development.

Research and development expenses were $163,000, a reduction of 77% ($539,000) over the same period one year ago. Last year the Company had 35 employees and 13 contract personnel involved with the development of BioPassword and an upgrade to Net Nanny. Both of these products were released after September 30, 2000 resulting in the move to reduce headcount. Currently, there are 12 employees working in software development and technical support.

Liquidity and capital resources

As at September 30, 2001 the Company's unrestricted cash position was $508,000 versus a balance of $402,000 at 2000. Additionally, last year the Company had $596,000 in restricted cash as collateral for a letter of credit and certain borrowings. The Company's positive cash position reflects proceeds from a private placement that closed on August 31, 2001 whereby the Company sold 2,657,000 units consisting of two shares of common stock and one warrant at a price of $0.40 per unit.

The company consumed $651,000 in cash during the first quarter compare to $2,100,000 in 2000 and $205,000 in 1999. This was offset by the $1,062,800 gross proceeds of the private placement that closed during the quarter. The Company also was in default on a capital lease with IBM. The lease was secured by a letter of credit that was called and redeemed in July 2001. Approximately $337,000 was applied against the lease amounts outstanding, resulting in payoff of the Company's obligation with IBM.

The Company had a working capital deficit of $2,082,000 at September 30, 2001 compared to working capital of $681,000 at 2000 reflecting the losses resulting from the fiscal year ended June 30, 2001. The inability to meet all of its obligations has resulted in several creditors taking legal action against the Company for failure to meet terms for payment. The aggregate amount of these legal actions at September 30, 2001 was approximately $55,000. All but one of these actions have been paid, fully accrued for, or settled. The legal action that has not been settled, relates to a marketing agreement with another party. Under the terms of the Agreement, the Company was to promote the other party's Internet business in exchange for promotion by the other party of the Company's Internet business. The counterparty believes the Company has breached the terms of the Agreement and has filed a claim, seeking to recover $1,100,000, as it believes these amounts to be due under the terms of the Agreement. The Company's management believes it has fulfilled its obligations under the Agreement, and accordingly, believes the amount claimed is without merit.

On July 17, 2001, the Company completed a debt for equity transaction whereby approximately $128,000 in outstanding accounts payable were exchanged for 645,000 shares of the Company's stock. The shares were issued at fair market value and accordingly there was no gain or loss recorded on the settlement.

As of January 17, 2002, the Company is in negotiations with potential investors, which if concluded successfully, would provide an equity investment in the Company. There can be no assurance that these negotiations will be concluded successfully on a timely basis or, that the amount of financing obtained or any improvement to future operating cash flows would be sufficient to allow the Company to continue as a going concern (See Note 1). If current negotiations fail, significant additional funding by existing shareholders is considered to be unlikely, and there is no assurance that other forms of financing could be obtained or be obtained on favorable terms and the Company could fail to continue as a going concern.

Going forward, the Company will need to raise substantial additional funds to continue to conduct its marketing plans and research and development programs. The Company intends to seek additional funding through public or private financing and up-front licensing fees of its technology. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its marketing strategies or research and development programs. These changes may require the Company to seek funding on less favorable terms than it would otherwise seek.

Note to Readers
Certain statements identified as "forward looking statements" in this Annual Report are not based on historical facts, but are instead based upon a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in such statements. The Company's ability to achieve such results in subject to certain risks and uncertainties including, but not limited to, adverse business conditions in the industries served by the Company and the general economy, competition, new laws and regulations impacting the products that the Company provides, and other risk factors affecting the company's business beyond the Company's control.

NET NANNY SOFTWARE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited-prepared by Management)
(expressed in US dollars)

September 30, 2001 and 2000

	2001	2000
Current assets		
Cash and cash equivalents	**508,416**	402,330
Restricted cash (Note 4)	**-**	596,750
Accounts receivable	**203,375**	221,614
Inventory	**82,521**	-
Prepaid expenses and deposits	**76,722**	551,134
	871,034	1,771,828
Investment (Note 6)	**200,000**	
Capital assets (Note 5)	**790,183**	1,668,939
	1,861,217	3,440,767
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**2,734,082**	695,453
Due to related parties	**59,380**	
Current portion of capital lease obligation (Note 8)		112,420
Deferred revenue	**160,000**	282,292
	2,953,462	1,090,165
Capital lease obligation (Note 8)		393,584
	2,953,462	1,483,749
Shareholders' equity		
Capital stock (Note 9,10)	**13,616,043**	12,407,099
Warrants	**631,237**	663,891
Cumulative translation adjustment	**(95,608)**	(95,608)
Deficit	**(15,243,917)**	(11,018,364)
	(1,092,245)	1,957,018
	1,861,217	3,440,767

Going concern (Note 1)
Commitments (Note 11)
Contingencies (Note 16)

On behalf of the Board:
Director: *Gordon A. Ross* Director: *Douglas V. Dzurko*

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited-prepared by Management)
(expressed in US dollars)

FOR THE PERIODS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

	2001	2000	1999
Deficit, beginning of period	**(14,723,293)**	(8,656,017)	(5,678,288)
Loss for the period	**(520,624)**	(2,362,347)	(245,433)
Deficit, end of period	**(15,243,917)**	(11,018,364)	(5,923,721)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited-prepared by Management)
(expressed in US dollars)

FOR THE PERIODS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

	2001	2000	1999
Revenue			
Sales	**305,393**	84,418	206,892
Cost of sales	**81,952**	7,421	6,703
Gross margin	**223,441**	76,997	119,981
Expenses			
General and administrative	**268,871**	544,530	165,315
Selling and marketing	**248,472**	1,149,687	156,426
Research and development	**163,294**	702,857	47,866
Amortization	**64,000**	26,372	9,891
	744,637	2,423,446	449,437
Loss from operations	**(521,196)**	**(2,346,449)**	329,456
Foreign Exchange		**17,994**	-
Investment income	**502**	2,096	3,815
Loss for the period	**(520,694)**	(2,362,347)	(245,433)
Loss per common share	**(0.02)**	(0.10)	(0.02)

NET NANNY SOFTWARE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited-prepared by Management)
(expressed in US dollars)

FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30,

	2001	2000	1999
Cash provided by (used for)			
Operations			
Loss for the period	**(520,694)**	(2,362,347)	(245,433)
Items not affecting cash			
Amortization	**64,000**	26,372	9,891
Foreign exchange		17,994	-
	(456,694)	(2,353,969)	(235,542)
Changes in non-cash working capital items			
Accounts receivable	**(111,693)**	(103,351)	29,362
Inventory	**-**		5,743
Prepaid expenses and deposits	**(3,984)**	(133,797)	6,799
Bank Indebtedness	**(71,331)**		
Accounts payable and accrued liabilities	**(2,407)**	(9,809)	(13,995)
Due to related parties	**(5,000)**		
Deferred revenue	**-**	30,000	-
	(651,109)	(2,551,333)	(207,645)
Investing activities			
Purchase of capital assets		(343,842)	(22,525)
Investment in marketable securities		1,900,000	-
		1,556,158	(22,525)
Financing activities			
Capital leases	**(239,674)**	348,220	-
Proceeds from stock subscriptions	**(85,894)**		
Issuance of common shares net of financing costs	**1,147,891**	789,404	958,439
	822,323	789,404	958,439
Effect of exchange rate changes on cash	**-**	-	(1,897)
Increase (decrease) in cash and cash equivalents	**171,214**	(205,771)	(726,372)
Cash and cash equivalents, beginning of year	**337,202**	1,204,791	436,368
Cash and cash equivalents, end of period	**508,416**	999,080	1,162,740

(expressed in US dollars)

1 Nature of operations and going concern

Net Nanny Software International Inc. (the "Company") is incorporated under the laws of Yukon Territory, Canada. The Company develops, markets and sells filtering and security software primarily to distributors and resellers. The Company also sells its software to end users including corporations, homeowners, and educators.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. The use of such principles may not be appropriate because, as of September 30, 2001 there was substantial doubt that the Company would be able to continue as a going concern.

For the quarter ended September 30, 2001 the Company had a loss of $520,196, a working capital deficiency of $2,082,428 an accumulated deficit of $15,243,917 and a shareholder's deficiency of $1,092,917. Legal claims have been filed against the Company and its subsidiaries by various creditors in respect of their overdue accounts (Note 16).

Management is continuing its efforts to secure additional financing, and to improve operating cash flows through further cost reductions and increasing revenues for its products to enable it to continue as a going concern. However, the general decline in conditions in the technology sector and capital markets continuing during the quarter ended September 30, 2001 has made it increasingly difficult to secure financing at the required levels.

On August 31, 2001, the Company received a total of approximately $1,062,800 (Note 17) in equity financings from various shareholders and outside investors. As of January 18, 2002, the Company is in negotiations with potential investors, which if concluded successfully, would provide an equity investment in the Company. There can be no assurance that these negotiations will be concluded successfully on a timely basis or, that the amount of financing obtained or any improvement to future operating cash flows would be sufficient to allow the Company to continue as a going concern. The Company does not currently have an alternative plan to address the going concern issue. If current negotiations fail, significant additional funding by existing shareholders is considered to be unlikely, and there is no assurance that other forms of financing could be obtained or that they could be obtained on favorable terms and the Company could fail to continue as a going concern.

The accompanying consolidated financial statements were prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments relating to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2 Significant accounting policies

Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain material respects from generally accepted accounting principles in the United States as disclosed in Note 15.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign currency translation and transactions

The Company has adopted the United States dollar as its reporting currency. The Company uses the current rate method for translating financial statements denominated in foreign currencies where the foreign currency is the functional currency. Under this method, assets and liabilities are translated into U.S. dollars using year-end exchange rates whereas revenues, costs of sales and expenses are translated using average exchange rates for the year. The Company uses the temporal method for translating subsidiary financial statements into the subsidiary's functional currency, where the subsidiary's financial statements are denominated in foreign currencies other than the subsidiary's functional currency. Under this method, monetary assets and liabilities are translated into U.S. dollars using year-end exchange rates, non-monetary assets and liabilities are translated using historical rates and revenues and expenses are translated using average exchange rates for the year. Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at the transaction dates.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from those estimates.

Cash and cash equivalents and bank indebtedness

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Checks issued in excess of bank deposits are presented as bank indebtedness.

Marketable securities

Marketable securities consist of investments in highly liquid equity fund securities and are valued at the lower of cost or market.

Inventories

Inventories consist of raw materials and finished product. Raw materials are valued at the lower of cost, determined on the first-in-first-out basis, and net replacement cost. Raw materials consist of packaging supplies. Finished product is valued at the lower of cost or net realizable value. Finished product includes only the costs of these materials and relates to inventory held at distributors.

Capital assets and amortization

Computer equipment, computer equipment under capital lease, office furniture and automotive equipment are recorded at cost and amortization is provided over their estimated useful lives using the declining-balance basis at a rate of 30%. Computer software and computer software under capital lease is recorded at cost and amortized on a straight-line basis over an estimated useful life of one year.

Research and development

Research costs are expensed in the period incurred. Development costs, which meet certain criteria, are capitalized. Amortization is charged to operations for products that have commenced commercial production over the expected useful life of the product. Should the product not meet the criteria for capitalization or management chooses not to pursue the commercialization of the product, then capitalized costs are charged to operations.

Revenue recognition

The company sells two products, Net Nanny and BioPassword. Net Nanny is sold either as a boxed product or is sold through electronic download accessed via the Internet. Net Nanny is sold with a 30-day support period. Revenue attributable to the support period is recognized upon delivery of the Net Nanny product as it is included in the initial fee, the estimated costs of providing support is insignificant and no upgrades are offered during the support period. BioPassword is sold as a standalone product and is typically transferred electronically. The company also provides post-contract customer support for its BioPassword product.

For direct sales to end users, revenue is recognized when there is evidence of an arrangement, delivery has occurred, the fee is fixed and determinable, and collection is reasonably assured. Delivery is deemed to have occurred either when the product is shipped from the Company's location or when it is downloaded via the Internet.

For sales made through resellers and distributors, revenue is recognized when there is evidence of an arrangement, delivery has occurred, the fee is fixed and determinable, and collection is reasonably assured. Delivery is deemed to have occurred when the product is shipped from the distributor's location and the applicable fee has been paid by the distributor to the company. The company makes provisions for returns from this sales channel, based on historical return rates.

The Company's sales of BioPassword include a license and post contract customer support. For these sales, revenue is recognized when there is evidence of an arrangement, delivery has occurred, the fee is fixed and determinable, and collection is reasonably assured. Delivery is deemed to have occurred when the software is shipped from the Company's location or electronic transfer of the code has occurred. The Company does not have vendor specific objective evidence of the fair value of the post-contract customer support, and therefore, revenue for these sales is recognized ratably over the term of the license.

Stock option plan

The company has a stock option plan, which is described in Note 10(b). No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(expressed in US dollars)

Loss per common share

Loss per common share is calculated using the weighted average number of common shares outstanding during the quarter which was 24,432,623 (2000 – 21,830,000; 1999 – 1679,801). Fully diluted loss per share has not been provided as the effect on basic loss per share is anti-dilutive.

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more likely than not criterion.

New accounting pronouncements

In July 2001, the CICA issued Handbook Section 1581, "Business Combinations", and Section 3062, "Goodwill and Other Intangibles". Section 1581 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001, and specifies criteria for recognizing intangible assets acquired in a business combination. Section 3062 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. The Company does not expect that implementation of this Section will have a material impact on its consolidated financial position or results of operations.

In January 2001, the CICA issued Handbook Section 3500, "Earnings per Share". This Section uses the treasury method for accounting for diluted earnings per share. In addition, it requires that when equity instruments are issued and there is no further consideration to be paid, that these instruments are included in basic earnings per share. This Section is effective for fiscal years beginning after January 1, 2001. The Company does not expect that the implementation of this Section will have a material impact on its consolidated financial position or results of operations.

In January 2002, the CICA issued Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". This Section requires that options and other equity instruments issued to non-employees be accounted for using the fair value method of accounting. In addition, it requires that direct awards of stock and stock appreciation rights granted to employees are recorded as compensation costs. This Section is effective for fiscal years beginning after January 1, 2002, and applies to stock awards issued after January 1, 2002. The Company expects that the implementation of these guidelines may have an impact on its consolidated financial position and its results of operations.

(expressed in US dollars)

3 *Supplemental cash flow information*

	2001	2000	1999
Cash paid for taxes	-	-	-
Cash paid for interest	-	-	-
Non-cash investing and financing activities			
Capital assets acquired under capital leases	-	348,220	-

4 *Restricted Cash*

During 2000, the Company entered into capital lease agreements which required the Company to pledge cash as collateral for the equipment acquired thereunder (Note 8). The cash was invested in highly liquid term deposits with maturities on the date of purchase of 90 days or less. The cash restrictions are related to the full amount of the master lease agreement to the extent the amount was not drawn upon. On July 16, 2001, the Company defaulted on these capital lease obligations (Note 8) and the restricted cash was applied thereto.

5 *Capital assets*

	2001	**2000**
Computer equipment and office furniture	735,641	$770,276
Computer Software	504,827	498,052
Computer equipment and software under capital lease	469,669	582,524
Automotive equipment	20,840	20,840
	1,730,977	1,871,692
Accumulated amortization	(940,794)	(202,753)
	790,183	1,668,939

The Company has estimated future cash flows in assessing the recoverability of the carrying values of its capital assets. Should the Company's estimates materially differ from actual results, the carrying value of its capital assets will be subject to change in the near term and such change could be material.

6 *Investment*

On June 1, 2000, the Company entered into a Software License Agreement (the Agreement) with Musicrypt.com Inc. (Musicrypt), a Canadian company. Under this non-exclusive Agreement, the Company provided a five-year license for the use of one of its products, as well as exclusive re-marketing rights for product within the music industry. In addition, the Company is to provide post contract maintenance and support of the software. In exchange for the license and maintenance and support services, the Company is to receive 1,000,000 shares in Musicrypt, representing approximately 18% of its common shares, a license fee of $40,000, an annual maintenance fee of $4,500, as well as contingent fees related to Musicrypt's revenues and any sub-license sales. As

(expressed in US dollars)

the Company does not have sufficient vendor-specific objective evidence of the fair value of the license and maintenance and support services, the license fee of $40,000 earned from this Agreement is being recognized ratably over the five year term of the license. Contingent fees will be recognized as the Company is entitled to them.

The shares vest to the Company's benefit over a five year period, commencing one year after execution of the agreement. The shares vest each anniversary of that date in the amount of 200,000 shares. Accordingly, at June 30, 2001, 200,000 shares had fully vested pursuant to the terms of the Agreement, and were recorded as an investment at their estimated fair value on the date they vested, in the amount of $200,000. This $200,000 is being deferred and amortized over the 5-year term of the license. At the dates the remaining shares vest to the Company's benefit, they will be recorded at their fair value as an additional investment and as deferred revenue, which will then be recognized over the remaining term of the license at that date.

7 *Due to related parties*

The Company has entered into two unsecured promissory notes with one officer and one director of the Company. These notes, in the amount of $10,000 and $49,380 respectively, bear interest at an annual rate of 12% and were due on December 7, 2000 and December 9, 2000, respectively.

The holders of these notes have agreed to defer payment until the Company completes its next round of financing.

8 *Capital lease obligation*

The Company entered into a master lease agreement with IBM Credit Corporation for the purchase of equipment and software. Terms of the lease provide the Company the right to purchase computer hardware and software with 36-month repayment terms at market rates based on the date amounts are borrowed, with a fair market purchase option at the end of the lease. The lease was secured by a letter of credit in the amount of $337,000 payable to IBM Credit plus the equipment and software.

On July 16, 2001, as a result of the Company being in arrears on its lease payments, IBM terminated the leases and exercised their right to call the amounts outstanding. Accordingly, IBM drew down the letter of credit that was pledged as security, in the amount of $337,000. As a result, the restricted cash held by the Company was used to satisfy the security for the letter of credit. This transaction resulted in a loss on settlement of approximately $30,000.

9 *Debt for equity transaction*

On July 17, 2001, the Company completed a debt for equity transaction whereby approximately $128,644 in outstanding accounts payable were exchanged for 645,573 shares of the Company's stock. The shares were issued at fair market value and accordingly there was no gain or loss recorded on the settlement.

10 *Share capital*

a) Issued and Outstanding

(expressed in US dollars)

	Sept 30, 2001		June 30, 2001		June 30, 2000	
	Shares	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Authorized						
100,000,000 common shares without par value						
Issued and outstanding						
Balance, beginning of year	22,694,623	$12,468,152	21,728,748	$11,965.915	12,507,998	$6,231,604
Issued during year						
For cash						
Private Placements	5,959,573	1,191,371	500,000	79,585	8,350,000	5,491,131
Exercise of stock options			64,500	44,002	343,750	216,110
Exercise of warrants			401,375	378,650	527,000	427,149
Agent's commissions	-	-	-	-	6,000	4,116
Financing costs						
Cash	-	43,480	-	)	-	(400,079)
Shares issued for financing costs	-	-		-	-	
Balance, end of period Sept.30,2001,and end of year June 30, 2001 and 2000	28,654,196	13,616,043	22,694,623	$12,468,152	21,728,748	$11,965,915

b) Stock option plan

In June 1998, the Company's Board of Directors adopted a Stock Option Plan ("The Plan"), which was revised in September 2000. The Plan provides for the granting of stock options to any director, officer or employee of the Company. The maximum number of Common Shares which may be reserved for issuance for all purposes under this plan shall not exceed 4,423,750 shares.

Options under the Plan may be granted for periods of up to 5 years and at prices of no less than 100% of the average market price over the 10 trading days immediately preceding the date of grant, as determined by the Board of Directors. The maximum number of Common Shares which may be reserved for issuance under Options to any one person at any time under this Plan shall be 5% of the Common Shares outstanding at the time of the grant (on a non-dilutive basis). Options under the plan are not all immediately exercisable and generally vest over a period of 2 years. The vesting schedule for each grant is determined by the Board of Directors.

(expressed in US dollars)

The following table summarizes activity under the Company's Stock Option Plan for the years ended June 30, 2001, 2000, and 1999:

Stock Options	Number of Shares	Price per Share Range	Price per Share Weighted Average
Balance - June 30, 1998	1,760,555	$0.37 to $1.02	$0.89
Granted	890,000	$0.55 to $1.18	$0.99
Exercised	(165,500)	$0.67 to $0.96	$0.73
Forfeited	(282,816)	$0.62 to $1.02	$0.86
Balance – June 30, 1999	2,202,239	$0.55 to $1.18	$0.95
Granted	959,500	$0.91 - $1.92	$1.24
Exercised	(343,750)	$0.55 - $1.18	$0.92
Forfeited	(297,750)	$0.62 - $1.18	$0.97
Balance – June 30, 2000	2,520,239	$0.55 - $1.92	$1.06
Granted	1,722,500	$0.40 - $1.72	$0.41
Exercised	(64,500)	$0.41 - $0.63	$0.61
Forfeited	(551,000)	$0.40 - $1.72	$0.67
Balance – June 30, 2001	3,627,239	$0.40-$1.92	$0.72
Granted	-		
Exercised	-		
Forfeited	-		
Balance September 30, 2001	3,627,239	$0.40-$1.92	$0.72

The following table summarizes information about stock options outstanding at September 30, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at September 30, 2001	Weighted Average Remaining Contractual Life (Months)	Weighted Average Exercise Price	Number Exercisable at September 30, 2001	Weighted Average Exercise Price
$0.55 - $0.72	1,714,400	45	$0.42	1,268,900	$0.43
$0.91 - $1.23	1,760,339	27	$0.69	1,715,339	$0.69
$1.62 - $1.92	152,500	31	$1.12	78,000	$1.12
$0.55 - $1.92	3,627,239	40	$0.58	3,062,239	$0.58

(expressed in US dollars)

At September 30, 2000, the Company had 1,780,334 options exercisable, with a weighted average exercise price of $1.01.

c) Warrants

	Number	Amount
Warrants		
Warrants outstanding, June 30, 1998		-
	712,115	
Granted	100,000	22,647
Exercised	(549,615)	-
Expired	(162,500)	-
Warrants outstanding, June 30, 1999		22,647
	100,000	
Granted	4,175,000	755,620
Exercised	(542,000)	(114,576)
Warrants outstanding, June 30, 2000	3,733,000	663,891
Granted	500,000	47,502
Exercised	(401,375)	(80,246
Warrants outstanding, June 30, 2001	3,831,625	631,237
Granted	6,314,000	
Exercised		
Expired	(328,500)	
Warrants outstanding September 30, 2001	9,917,125	631,237

On December 8, 1999, the Company issued 1,875,000 common share purchase warrants in connection with a private placement of 1,875,000 units. Each warrant entitled the holder to purchase one common share for CA $0.80 until December 8, 2000, and thereafter at CA $0.92 until their expiry on December 8, 2001. Each warrant has been assigned a value of $0.21, for a total of $389,123. As at September 30, 2001, none of these warrants had been exercised.

On January 5, 2000, the Company issued 1,200,000 common share purchase warrants in connection with a private placement of 2,400,000 units. Each warrant entitled the holder to purchase one common share for CA $1.25 until January 5, 2001, and thereafter at CA $1.44 until their expiry on January 5, 2002. Each warrant has been assigned a value of $0.37, for a total of $447,626. As at September 30, 2001, 141,000 had been exercised.

On January 18, 2000, the Company issued 1,100,000 common share purchase warrants in connection with a private placement of 2,200,000 units. Each warrant entitled the holder to purchase one common share for CA $1.40 until January 18, 2001, and thereafter at CA $1.61 until their expiry on January 18, 2002. Each warrant has been assigned a value of $0.45, for a total of $497,822. As at September 30, 2001, 99,000 of these warrants had been exercised.

On February 28, 2001, the Company issued 500,000 common share purchase warrants in connection with a private placement of 500,000 units. Each warrant entitled the holder to

(expressed in US dollars)

purchase one common share for CA $0.40 until February 21, 2002, and thereafter at CA $0.50 until their expiry on February 21, 2003. Each warrant has been assigned a value of $0.10, for a total of $47,592. At September 30, 2001 none of these warrants had been exercised.

On July 23, 2001, the Company issued 1,100,000 common share purchase warrants in connection with an investment banking agreement. Each warrant entitled the holder to purchase one common share for US$0.25 until July 23, 2006. At September 30, 2001, none of the warrants had been exercised.

On August 31, 2001, the Company issued 5,314,000 common share purchase warrants in connection with a private placement of 2,657,000 units. Each warrant entitled the holder to purchase one common share for CA $0.30 until August 31, 2002, and thereafter at CA $0.40 until their expiry on August 31, 2003. Each warrant has been assigned a value of $0.10. At September 30, 2001 none of these warrants had been exercised.

Warrants included as part of the equity units have been separately allocated within shareholders' deficiency. The value allocated to the warrants was estimated using the fair value assigned by the Black Scholes valuation model, relative to the fair value of the related common shares issued. On exercise, the fair value attributed to the exercised warrants is allocated to common shares, and on expiry, the fair value attributed to the warrants is allocated to contributed surplus.

11 Commitments

The Company has future operating lease commitments for leases of office space. Based on the current level of operations, these commitments are as follows:

Year	Amount
2002	117,114
2003	85,980
2004	71,958
2005 and thereafter	-

The Company has entered into a number of standard distribution agreements within the software industry. These agreements require payment of certain commissions based on distribution sales. As at September 30, 2001, there are no material commitments outstanding.

12 Income taxes

The Company is subject to Canadian federal and British Columbia provincial taxes in Canada and federal income taxes in the United States.

(expressed in US dollars)

As of June 30, 2001, the Company has accumulated net operating (NOL) carryforwards totaling approximately $11,536,000 that can be applied to reduce taxable income in future taxation years. The NOL expire as follows:

Year	Amount
2002	91,000
2003	702,000
2004	647,000
2005	694,000
2006	904,000
2007	1,048,000
2008	537,000
2018	102,000
2019	158,000
2020	1,861,000
2021	4,792,000
	11,536,000

In addition, the Company has $725,000 of net capital losses (NCL) for income tax purposes which may be carried forward indefinitely to offset future taxable capital gains.

Net future tax asset (liability) consists of the following:

	June 30, 2001	June 30, 2000
Net operating loss carryforwards	4,240,737	2,612,884
Capital assets	335,885	52,000
Net capital loss carryforwards	323,445	323,445
Accounts payable and accrued liabilities	35,000	-
	4,935,067	2,988,329
Future tax asset valuation allowance	(4,935,067)	(2,988,329)
Net future tax assets	-	-

Based on a number of factors including the lack of a history of profits, management believes that there is sufficient uncertainty regarding the realization of future tax assets such that a full valuation allowance has been provided.

The provision for income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rate of 45.12% (2000 – 45.62%) to loss for the year as follows:

	June 30, 2001	June 30, 2000
Tax recovery at Canadian statutory rates	2,844,058	1,358,440
Foreign tax rate differentials	(796,082)	(191,132)
Change in valuation allowance	(1,946,738)	(1,180,921)
Non-taxable foreign exchange gain	(106,503)	-
Non deductible expenses	5,265	13,613
	-	-

(expressed in US dollars)

13 *Financial instruments*

Concentration of credit risk

The financial instruments which potentially expose the Company to concentrations of credit risk are accounts receivable, marketable securities, restricted cash (Note 4), and cash and cash equivalents. The Company's accounts receivable consist of a number of small customers and management monitors the credit-worthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses. The Company limits its exposure to credit loss by placing its marketable securities, restricted cash, and cash and cash equivalents with high credit quality financial institutions.

Interest rate risk exposure

The Company has no instruments having interest rate exposure.

Fair values of financial instruments

Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in fair value of a financial asset is other than temporary, the financial asset is written down to its fair value.

The Company's financial instruments include cash and cash equivalents, restricted cash, marketable securities, accounts receivable, deposits, bank indebtedness, accounts payable and accrued liabilities, due to related parties and capital lease obligations. The fair values of these financial instruments approximate their carrying values due to their short-term nature. The fair value of capital lease obligations is calculated using discounted cash flows.

14 *Segmented information*

The Company operates within a single segment being the development, marketing and sales of software for filtering and security applications.

The distribution of Capital Assets by major geographic areas for the year ending June 30 are as follows:

	2001	2000	1999
United States	638,188	1,179,988	-
Canada	151,995	171,471	194,242
	790,183	1,351,459	194,242

The Company attributes revenue to the geographic areas based on the location of the end-user. The Company earned revenue from customers which represent 10% or more of the Company's product revenue as follows:

	2001	2000	1999
Customer A	178,234	-	-
Customer B	117,766	73,215	89,578
Customer C	-	4,685	94,368

(expressed in US dollars)

15 ***Material differences between Generally Accepted Accounting Principles in Canada and the United States***

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States ("U.S. GAAP"). This reconciliation does not include all disclosures required under U.S. GAAP, only material financial statement differences.

Had the Company followed U.S. GAAP, shareholders' deficiency contained within the consolidated financial statements would have been reported as follows:

	Sept. 30, 2001		**Sept. 30, 2000**	
	Canadian GAAP	**U.S. GAAP**	**Canadian GAAP**	**U.S. GAAP**
Shareholders' Deficiency (i,ii)	**(1,092,245)**	**(1092,245)**	3,878,181	3,878,181

Had the Company followed U.S. GAAP, the statements of operations contained within the consolidated financial statements would have been reported as follows:

	2001	**2000**	**1999**
Net loss for the year under Canadian GAAP	**(520,694)**	(2,362,347)	(245,433)
	-	-	-
Net loss for the year under U.S. GAAP	**(520,694)**	(2,362,347	(245,433)
Basic and diluted Loss per common share under Canadian and U.S. GAAP (iii)	**(0.2)**	(0.10)	(0.02)

Had the Company followed U.S. GAAP, it would have reported statements of comprehensive loss within the consolidated financial statements as follows:

	2001	**2000**	**1999**
Net Loss under U.S. GAAP	**(520,694)**	(2,996,054)	(1,102,990)
Foreign currency translation adjustments (ii)	**-**	(95,608)	(12,410)
Comprehensive loss under U.S. GAAP	**(520,694)**	(3,091,662)	(1,115,400)

(expressed in US dollars)

Had the Company followed U.S. GAAP, cash provided by (used for) operating activities contained within the consolidated statements of cash flows would have been reported as follows:

	2001	2000	1999
Cash provided by (used for)			
Operations			
Loss for the year	**(520,694)**	(2,362,433)	(245,433)
Items not affecting cash			
Amortization	**64,000**	26,372	9,891
Foreign exchange	-	(17,994)	-
Changes in non-cash working capital items			
Accounts receivable	**(111,693)**	(103,351)	29,362
Inventory			5,731
Prepaid expenses and deposits	**(3,984)**	(133,797)	6,799
Bank indebtedness	**(71,331)**		
Accounts payable and accrued liabilities	**(2,407)**	9,809	(13,995)
Due to officers	**(5,000)**	-	-
Deferred revenue		30,000	-
	(651,109))	(2,551,333)	(207,645)

(i) Stock based compensation
Under US GAAP, the Company uses the intrinsic value method as described in APB 25, "Accounting for Stock Issued to Employees", to recognize compensation cost on options granted to directors and employees. Under this method, the difference between the market price of the stock on the date of the grant and the exercise price of the stock option is expensed as compensation cost over the period from the date of grant to the date the option is first exercisable. Under Canadian GAAP, incentive stock options are not compensatory. These costs were $nil for the 2001, 2000 and 1999 periods respectively.

(ii) Comprehensive Income
The Financial Accounting Standards Board ("FASB") issued Statement Number 130 on Reporting Comprehensive Income which established a new financial statement to be included in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Comprehensive income consists of net income and other comprehensive income. The accumulated balance of other comprehensive income is included in the equity section of the balance sheet. The Company's other comprehensive income consists of foreign exchange adjustments. The Company's accumulated other comprehensive income as at September 30, 2001 is $95,608.

(expressed in US dollars)

(iii) Earnings per Share

Under US GAAP, diluted earnings per share are computed using the treasury method whereas under Canadian GAAP, fully diluted earnings per share is computed using the imputed earnings method. The weighted average number of shares outstanding used in the calculation of basic loss per share is the same under Canadian and US GAAP. Options and warrants that would have an antidilutive effect on the basic loss per share are excluded from the computation of diluted loss per share under both Canadian and US GAAP.

(iv) Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No, 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, embedded in other contracts, and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in fair value of the derivative depends on the intended use of the derivative and the resulting designation. The Company does not expect that the adoption of SFAS 133 will have a material impact on its financial statements.

In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation – an interpretation of APB Opinion No. 25" ("FIN 44") which clarifies the application of APB 25 for certain issues. The Company has adopted FIN No. 44 for the years ended June 30, 2001 and 2000.

In July 2001, the FASB issued Statement No. 141, "Business Combinations" (SFAS No. 141), and Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. The Company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In August 2001, the FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 requires that asset retirements obligations be recognized when they are incurred, and be capitalized as part of the asset's carrying value and displayed as liabilities. SFAS No. 143 also requires increased disclosure surrounding asset retirement obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 requires that long-lived assets be classified as assets either to be held and used, to be disposed of other than by sale, or to be disposed of by sale. It also prescribes various approaches to valuing these types of long-lived assets. SFAS No. 143 is effective for fiscal years beginning after

December 15, 2001. The Company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

16 Contingency

A number of creditors have taken legal action against the Company for failure to meet terms for payment of obligations. The aggregate amount of claims made pursuant to these lawsuits is $327,954. All but one of these actions have been paid, fully accrued, or settled except as noted below.

During 2001, the Company entered into a marketing agreement (the Agreement) with a counterparty. Under the terms of the Agreement, the Company was to promote the counterparty's Internet business in exchange for promotion by the counterparty of the Company's Internet business. The counterparty believes the Company has breached the terms of the Agreement and has filed a claim, seeking to recover $1,100,000, as it believes these amounts to be due under the terms the Agreement. The Company's management believes it has fulfilled its obligations under the Agreement, and accordingly, believes the amount claimed is without merit and any unpaid amounts due under the Agreement are significantly less than the amount claimed. Accordingly, management intends to vigorously dispute this claim.

NET NANNY SOFTWARE INTERNATIONAL INC.

SCHEDULE "B": SUPPLEMENTARY INFORMATION

Period Ended September 30, 2001

1. Analysis of expenses and deferred costs for the quarter ended Sept. 30, 2001:

   General and administrative expenses: also see the Statement of Operations and Deficit in the attached Schedule "A."

Total for the 3 Month Period	
Accounting	-
Consulting	-
Office & Miscellaneous	12,410
Insurance	-
Investor Relations	51,500
Legal	32,056
Printing	-
Rent	36052
Telephone	13,574
Travel	2,005
Wages	121,274
Total	268,871

2. Related party transactions: The Company entered into two unsecured promissory notes with one officer and one director of the Company. These notes, in the amount of $10,000 and $49,380 respectively, bear interest at an annual rate of 12% and were due on December 7, 2000 and December 9, 2000, respectively. The holders of these notes have agreed to defer payment until the Company completes its next round of financing.

   On August 31, 2001 the Company closed a private placement which included three Company officers who purchased $90,894 in units at the same terms as outside investors.

3. Summary of securities issued and options granted during the quarter ended September 30, 2001:

   a) Securities issued, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:

Issue Date	Number of Shares	Type of Security	Price (Cdn$)	Total Proceeds (Cdn$)	Type of Consideration	Commission Paid
Aug. 31, 2001	5,314,000	Common shares	$0.30	$1,540,200	Private Placement	Cdn$65,806
July 17,2001	645,000	Common shares	$0.30	$193,500	Debt for Equity	$nil

   b) Options granted, including date, number, name of optionee for those options granted to insiders, generic description of other optionees, exercise price and expiry date: None Issued

4. Summary of securities as at the quarter ended September, 2001:

   a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or nor cumulative, redemption and conversion provisions:

   Authorized capital:unlimited common shares, npv

b) Number and recorded value for shares issued and outstanding:

Issued capital: 28,654,196 common shares, npv Recorded Value: US$13,616,043

c) Description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value:

(i) Share options:

Number of Shares	Exercise Price (Cdn$)	Expiry Date
89,400	$0.61	Apr 18/02
195,339	$0.96	Jun 04/02
100,000	$0.96	Dec 02/02
215,000	$0.72	Mar 26/03
510,000	$1.02	Jun 17/03
25,000	$0.67	Aug 21/03
213,000	$1.18	Jan 26/04
85,000	$0.92	Jun 14/04
90,000	$0.91	Jul 19/04
417,000	$1.23	Dec 21/04
132,500	$1.62	Apr 17/05
150,000	$1.00	Jun 9/05
10,000	$1.92	June 30/05
10,000	$2.61	Aug 3/05
1,385,000	$0.64	Feb 12/06
3,627,239		

(ii) Common share purchase warrants:

Number of Shares	Exercise Price (Cdn.$)	Expiry Date
923,125	$0.92	Dec 8, 2001
1,059,000	$1.44	Jan 7, 2002
1,021,000	$1.61	Jan 18, 2002
500,000	$0.40	Feb. 21, 2003 (1)
1,100,000	$0.40	July 17, 2006
5,314,000	$0.30	Aug 31, 2003

(1) Warrants exercisable at $0.40 in the first year and at $0.50 in the second year.
(2) The Warrants have a recorded value of US$631,237.

d) Number of shares in each class of shares subject to escrow or pooling agreements: None

5. Names of directors and officers as at the date this report is signed and filed:

Directors	Officers	Position Held
Gordon A. Ross	Gordon A. Ross	Chairman, Chief Executive Officer and Chief Technology Officer
Greg Danielson	Greg Danielson	President and Chief Financial Officer
Clive de Larrabeiti	Clive de Larrabeiti	Vice President, Corporate Finance
Douglas V. Dzurko	Linda Holmes	Corporate Secretary
Harmon R. Leonard III	Veronica Herford	Vice President, Public Affairs and Media
	Mitchell Tarr	Vice President, Marketing and Strategic Alliances
	Andrew Tull	Vice President, Sales

SCHEDULE "C": MANAGEMENT DISCUSSION

1. **MANAGEMENT DISCUSSION AND ANALYSIS** See President's Message and MD&A attached

2. **DESCRIPTION OF BUSINESS**

The Corporation was incorporated under the laws of British Columbia on August 15, 1983 and was continued under the *Business Corporations Act* of the Yukon Territory on November 15, 2000. The Corporation specializes in the development, marketing and sale of filtering and computer security products for personal computers ('PCs'), for both the home and enterprise markets.

The Company's filtering software enables customers to monitor and control the information they or others with access to their PCs send, receive or access by means of such computers.

The Company is also applying its proprietary keystoke dynamic, known as BioPassword, technology to develop biometric security software based on utilizing the user's individual typing rhythm to authenticate his or her identity. The technology can be adapted to any keyboard or keypad-based application, such as computers, automated teller machines, telephones, and keypad locks, and touch screens.

The Corporation shipped the world's first Internet filtering software in January 1995 and began offering its first biometric authentication product, BioPassword® LogOn for Windows NT in December 2000.

3. **DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION** See MD&A attached

4. **SUBSEQUENT EVENTS** See MD& A attached

5. **FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES** See MD&A attached

On August 31, 2001, the Company issued 5,314,000 common share and purchase warrants in connection with a CA$1,540,200 private placement of 2,657,000 units. Each warrant entitled the holder to purchase one common share for CA $0.35 until June 7, 2002, and thereafter at CA $0.45 until their expiry on June 7, 2003. These funds were used for sales and marketing of BioPassword and general working capital.

6. **LIQUIDITY AND SOLVENCY** See MD&A as follows

At September 30, 2001, the Company had $508,000 in unrestricted cash. The company believes that it must raise additional investment capital in order to finance the Company's continued operations. To that end, the Company engaged MDB Capital in June 2001 to assist the Company in raising additional equity capital. In August 2001 the Company completed a $1,062,000 private placement through the issuance of common shares and warrants. As of January 17, 2001, the Company is in negotiations with potential investors, which if concluded successfully, would provide an equity investment in the Company. Additional funding will be needed in order to capitalize on existing business opportunities with BioPassword and Net Nanny.

NET NANNY SOFTWARE INTERNATIONAL INC.

CORPORATE DATA

OFFICERS & DIRECTORS

Gordon A. Ross	Chairman, CEO, CTO & Director
A. Greg Danielson	President, CFO & Director
Clive de Larrabeiti	Vice President, Corporate Finance & Director
Doug Dzurko	Director
Harmon Richard Leonard III	Director
Linda Holmes	Corporate Secretary

CORPORATE OFFICE

Net Nanny Software International Inc.
1111 Melville Street, Suite 910
Vancouver, British Columbia
Canada V6E 3V6
Telephone: (425) 688-3008
Facsimile: (425) 688-3010
www.netnanny.com

Symbols: NNS.CDNX, NNSWF-OTCBB, NNY-BERLIN

AUDITORS

PricewaterhouseCoopers LLP
Chartered Accountants
1111 West Hastings Street, Suite 900
Vancouver, British Columbia
Canada V6E 3R2

REGISTERED & RECORDS OFFICE

Anton, Campion & MacDonald
Barristers & Solicitors
Suite 200, Financial Plaza
204 Lambert Street
Whitehorse, YT
Canada Y1A 3T2

TRANSFER AGENT

Pacific Corporate Trust Company
625 Howe Street, 10th Floor
Vancouver, British Columbia
Canada V6C 3B8

U.S. LEGAL COUNSEL

Graham & Dunn
33rd Floor
1420 Fifth Ave.
Seattle, Washington 98101

SUBSIDIARIES

BioPassword Security Systems Inc. and
Net Nanny Ltd.
1111 Melville Street, Suite 910
Vancouver, British Columbia Canada V6E 3V6

Net Nanny Software Inc.
15831 NE 8th Street, Suite 200
Bellevue, WA 98008